Exhibit 2.1

ASSET PURCHASE AGREEMENT

BY AND BETWEEN

TRIPADVISOR LLC,

ENDURANCE INTERNATIONAL GROUP HOLDINGS, INC.,

AND

CONSTANT CONTACT, INC.

DECEMBER 5, 2019

Table of Contents (Cont’d)

ii

Exhibits

Exhibit A	Form of Membership Interest Assignment
Exhibit B	Form of Bill of Sale
Exhibit C	Form of Assignment and Assumption Agreement
Exhibit D	Form of Transition Services Agreement
Exhibit E	Form of Lease Assignment

Disclosure Schedule

Schedules

Schedule 1.1(B)	Fixed Assets
Schedule 1.1(C)	Assigned Contracts
Schedule 1.1(E)	Assigned Intellectual Property
Schedule 1.1(H)	Assigned Permits
Schedule 1.1(J)	Leased Facility
Schedule 1.2(B)	Excluded Assets
Schedule 1.2(E)	Excluded Contracts
Schedule 1.4(F)	Pre-Closing Employment Liability
Schedule 1.6(A)(vii)	Third Party Consents
Schedule 4.8(A)(ii)	Permitted Activities
Schedule 4.8(B)	New Buyer Restricted Employees
Schedule VI-A	Registered Domains
Schedule VI-B	Retained Working Capital
Schedule VI-C	Knowledge Persons

i

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (this “Agreement”) is entered into as of December 5, 2019 by and between TripAdvisor LLC, a Delaware limited liability company (“Buyer”), Constant Contact, Inc., a Delaware corporation (“Seller”) and Endurance International Group Holdings, Inc., a Delaware corporation and indirect parent of Seller (“Parent”). Buyer, Seller and Parent are collectively referred to herein as the “Parties” and individually as a “Party.” Capitalized terms that are used herein but not defined shall have the respective meanings ascribed to them in Article VI of this Agreement.

RECITALS

WHEREAS, Seller and SinglePlatform are engaged in, among other matters, the Business;

WHEREAS, Seller owns, licenses or leases all of the Purchased Assets;

WHEREAS, Seller desires to sell to Buyer, and Buyer desires to purchase from Seller, the Purchased Assets (including the Membership Interests), subject to the assumption of certain liabilities and upon and subject to the terms and conditions of this Agreement; and

WHEREAS, the Parties have entered into this Agreement as the primary agreement governing the terms and conditions of the Transactions, and expect to enter into such ancillary agreements, deeds and instruments of conveyance and assumption as set forth herein and as otherwise may be required under applicable Law or otherwise desirable in order to fully consummate the Transactions, including the purchase and sale of the Purchased Assets (including the Membership Interests) and the assumption of the Assumed Liabilities.

NOW, THEREFORE, in consideration of the representations, warranties and covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

ARTICLE I

PURCHASE AND SALE

1.1    Purchase and Sale of Assets. On the terms and subject to the conditions of this Agreement, at the Closing, Seller shall sell, assign, transfer, convey and deliver to Buyer, and Buyer shall purchase, acquire and accept from Seller, all of Seller’s right, title and interest in and to the following specifically identified assets, rights, properties, claims and contracts of Seller as of the Closing Date (such assets, rights, properties, claims and contracts of Seller, collectively, the “Purchased Assets”), in each case excluding the Excluded Assets:

(A)    the Membership Interests (including, for the avoidance of doubt, the assets, rights, properties, claims and contracts of SinglePlatfom that transfer with the ownership of the Membership Interests);

(B)    all equipment, hardware and other tangible personal property identified on Schedule 1.1(B) (collectively, the “Fixed Assets”) and all warranties and guarantees, if any, express or implied, existing for the benefit of Seller in connection with the Fixed Assets to the extent transferable;

(C)    all contracts and agreements of Seller with third parties that are (i) identified on Schedule 1.1(C), (ii) customer or publisher contracts listed in an electronic file delivered by Seller at or prior to the Closing and identified by Seller as the “Customer Supplement” to Schedule 1.1(C) or (iii) related exclusively to the Business (the contracts referred to in the foregoing clauses (i), (ii) or (iii), collectively, the “Assigned Contracts”);

(D)    all office supplies, maintenance supplies, promotional materials and inventory to the extent used exclusively in the conduct of the Business;

(E)    the Intellectual Property identified on Schedule 1.1(E) and other Intellectual Property related exclusively to the Business (the “Assigned Intellectual Property”);

(F)    all notes receivable, chattel paper, accounts receivable and other receivables (whether or not billed), in each case to the extent in existence as of the Closing Date and to the extent related exclusively to the Business (collectively, the “Acquired Accounts Receivable”), and all causes of action specifically pertaining to the collection of the foregoing, other than, in each case, the Retained Working Capital;

(G)    any cause of action, claim, suit, proceeding, judgment or demand, of any nature, of or held by Seller against any third parties to the extent arising exclusively out of the Business or arising out of any infringement or misappropriation of any of the Assigned Intellectual Property;

(H)    all permits, licenses, franchises and authorizations identified on Schedule 1.1(H) (“Permits”);

(I)    copies of all books (other than stock record books of Seller or Parent), records, correspondence, records of sales and purchases, customer and vendor lists, customer support records, catalogs, files, documents, website content and other printed or written material to the extent used primarily in the conduct of the Business (the “Books and Records”);

(J)    the leasehold interest of Parent in the real property described on Schedule 1.1(J) (the “Leased Facility”);

(K)    corporate seals, governing documents, minute books, stock books, books of account or other records governing the corporate organization of Single Platform and Tax books and records related exclusively to SinglePlatform;

(L)    all goodwill related to the Business; and

(M)    the Closing Cash, if any.

1.2    Excluded Assets. Notwithstanding anything to the contrary set forth herein, it is expressly understood and agreed that the Purchased Assets shall not include Seller’s right, title or interest in or to any of the following (collectively, the “Excluded Assets”):

(A)    any assets (including all rights, properties, claims, contracts, business, real property, leasehold interests in real property, equipment, machinery, vehicles, tools and other tangible personal property) other than those expressly set forth in Sections 1.1(A) through (M);

(B)    the assets, properties or rights identified on Schedule 1.2(B);

(C)    all cash, cash equivalents or similar type investments, bank accounts, certificates of deposit, security deposits, Treasury bills and other marketable securities (collectively “Cash”), other than any Closing Cash;

(D)    the capital stock of all Subsidiaries of Seller and any other equity ownership interests of Seller (other than SinglePlatform);

(E)    the contracts, agreements, leases and other arrangements that are not Assigned Contracts, including those identified on Schedule 1.2(E) (the “Excluded Contracts”);

(F)    the rights of Seller which accrue or will accrue under this Agreement and the other Transaction Documents;

(G)    all Benefit Plans and Benefit Arrangements sponsored, maintained, or contributed to by Seller or any ERISA Affiliate and all assets attributable thereto;

(H)    any intercompany account of any kind or nature;

(I)    all Tax refunds, Tax deposits, and other Tax assets of Seller;

(J)    all Tax books and records and Tax Returns of Seller, other than those described in Section 1.1(K);

(K)    all insurance policies and all rights of Seller to insurance claims, related refunds and proceeds thereunder;

(L)    the corporate seals, governing documents, minute books, stock books, Tax Returns, books of account or other records having to do with the corporate organization of Seller or any business of Seller, other than those described in Section 1.1(K);

(M)    all personnel records;

(N)    any owned or leased real property of Seller, whether or not used in connection with the Business, other than the Leased Facility; and

(O)    the Retained Working Capital.

1.3    Assumed Liabilities. Without limiting Buyer’s rights under Article V, at the Closing, Buyer shall assume and agree to pay, perform and discharge when due all obligations and liabilities (other than the obligations and liabilities set forth in Section 1.4(A) through (K)) of Seller, of every kind, nature, character and description, whether known or unknown, primary or secondary, direct or indirect, absolute or contingent, due or to become due, in each case to the extent arising out of or relating to the Purchased Assets or the conduct of the Business, whether prior to, on or after the Closing Date (together with the obligations and liabilities of SinglePlatform, collectively, the “Assumed Liabilities”).

1.4    Excluded Liabilities. It is expressly understood and agreed that, notwithstanding anything to the contrary in this Agreement, Assumed Liabilities shall not include any liabilities of Seller or Parent not expressly included in the Assumed Liabilities, including the following (collectively, the “Excluded Liabilities”):

(A)    all obligations and liabilities assumed by, or which are otherwise the responsibility of, Parent and Seller pursuant to Section 4.4 and such other obligations, costs and liabilities for which Parent or Seller has expressly agreed to compensate, reimburse or indemnify Buyer under this Agreement;

(B)    (i) any Taxes of Parent or Seller, (ii) any Taxes related to the Purchased Assets that were incurred in or are attributable to the taxable periods (or portions thereof) ending on or prior to the Closing Date, allocated to the taxable period ending prior to the Closing Date in accordance with Section 4.3(B), to the extent applicable; (iii) any Taxes of another Person for which SinglePlatform is liable by reason of Treasury Regulations Section 1.1502-6 (or any comparable or similar provision of federal, state, local or foreign law), being a transferee or successor, any contractual obligation or otherwise, other than Taxes under contracts that are not primarily related to Taxes entered into in the ordinary course of business and liabilities thereunder, and (iv) any income, transfer, sales, use or other Taxes arising in connection with the consummation of the Asset Purchase (including any income Taxes arising as a result of the transfer by Seller to Buyer of the Purchased Assets), except to the extent allocated to Buyer in accordance with Section 4.3(A);

(C)    all obligations and liabilities of Parent or Seller arising out of the Excluded Assets (except to the extent constituting obligations or liabilities expressly allocated to Buyer pursuant to any of the Transaction Documents, including Section 4.4);

(D)    all obligations and liabilities of Parent or Seller for costs and expenses incurred by Parent or Seller in connection with this Agreement or the consummation of the Asset Purchase (except to the extent constituting obligations or liabilities expressly allocated to Buyer pursuant to any of the Transaction Documents, including Section 4.4);

(E)    any liabilities to indemnify, reimburse or advance amounts to any present or former officer, director, employee or agent of Seller or Parent (including with respect to any breach of fiduciary obligations by same) arising from or related to actions or conduct that occurred prior to the Closing Date, except for (i) indemnification of same pursuant to Section 5.2 as Seller Indemnified Persons, (ii) claims under indemnification arrangements established in favor of such Persons by Buyer at or following the Closing or (iii) claims by Buyer against such Persons;

(F)    except as set forth on Schedule 1.4(F) and for such other obligations, costs and liabilities for which Buyer has expressly agreed to compensate, reimburse or indemnify Parent or Seller under this Agreement or the Transition Services Agreement, all obligations, costs and liabilities arising from or relating to employment, termination of employment, or employment practices with respect to any Business Employee arising before such Business Employee’s Employment Commencement Date, including without limitation any salaries, wages, bonuses, accrued unused paid time off, severance, and expense reimbursements;

(G)    except for such obligations, costs and liabilities for which Buyer has expressly agreed to compensate, reimburse or indemnify Parent or Seller under this Agreement or the Transition Services Agreement, all obligations, costs and liabilities arising from or relating to the Benefit Plans and Benefit Arrangements sponsored, maintained, or contributed to by Seller or any ERISA Affiliate, including, without limitation, liability for any payments made to any Business Employee under a retention agreement with Parent or Seller or an Affiliate thereof, whether paid before or after the Closing Date;

(H)    any liabilities under the Excluded Contracts;

(I)    the Retained Working Capital and any Closing Indebtedness that has not been included in the calculation of the Purchase Price;

(J)    all fees and expenses payable or reimbursable to Battery Commercial Associates LLC (the “Landlord”) in connection with the assignment by Parent to Buyer of the Lease, including, without limitation, amounts payable under Section 12.G(ix) of the Lease; and

(K)    all obligations, costs and liabilities relating to the Securities and Exchange Commission’s Administrative Proceeding File No. 3-18531.

1.5    The Closing. The closing of the Transactions (the “Closing”) shall be held at 10:00 a.m. Eastern time on the date of this Agreement at the offices of Wilmer Cutler Pickering Hale and Dorr LLP in Boston, Massachusetts, or at such other time, on such other date or at such other place (including by remote exchange of documents and signatures) as the Parties may mutually agree (the day on which the Closing takes place being the “Closing Date”), provided, that all transactions at the Closing shall be deemed to take place simultaneously at the close of business on the Closing Date.

1.6    Actions at the Closing. At the Closing:

(A)    Seller shall deliver to Buyer the following:

(i)    a membership interest assignment in substantially the form of Exhibit A hereto effecting the transfer of the Membership Interests to Buyer;

(ii)    a Bill of Sale in substantially the form of Exhibit B hereto (the “Bill of Sale”), duly executed by Seller;

(iii)    an Assignment and Assumption Agreement in substantially the form of Exhibit C hereto (the “Assignment and Assumption Agreement”), duly executed by Seller;

(iv)    a Transition Services Agreement in substantially the form of Exhibit D hereto (the “Transition Services Agreement”), duly executed by Seller;

(v)    a Lease Assignment and Assumption Agreement with respect to the Leased Facility in substantially the form of Exhibit E hereto and subject to such modifications, if any, as may be required by the Landlord (the “Lease Assignment”), duly executed by Seller;

(vi)    a certification by Seller that Seller is not a foreign person in accordance with the Treasury Regulations under Section 1445 of the Code; and

(vii)    the third party consent identified on Schedule 1.6(A)(vii) attached hereto.

(B)    Seller shall deliver or make available (or shall cause to be delivered or made available) to Buyer the Books and Records (or copies thereof) within the possession or control of Seller or Parent.

(C)    Seller shall deliver (or shall cause to be delivered) to Buyer, or otherwise put Buyer in possession and control of (or make available, in case of intangible assets), all of the Purchased Assets (subject to any transfer procedures expressly contemplated by the Transition Services Agreement), it being agreed, for the avoidance of doubt, that Purchased Assets located at the Leased Facility shall be deemed delivered.

(D)    Buyer shall deliver or cause to be delivered to Seller the following:

(i)    the Purchase Price, by wire transfer of immediately available funds to the account or accounts designated in writing by Parent prior to the Closing;

(ii)    the Assignment and Assumption Agreement, duly executed by Buyer and such other instruments as Seller may reasonably request in order to effect the assumption by Buyer of the Assumed Liabilities;

(iii)    the Transition Services Agreement, duly executed by Buyer; and

(iv)    the Lease Assignment, duly executed by Buyer.

(E)    The Parties shall execute and deliver to each other a cross-receipt evidencing the transactions referred to above.

1.7    Purchase Price.

(A)    Prior to the Closing, Parent shall prepare and deliver to Buyer a statement (the “Closing Statement”) setting forth (i) the amount of the Closing Cash, if any and (ii) the amount of the Closing Indebtedness, if any, which statement shall quantify in reasonable detail the items constituting Closing Cash and Closing Indebtedness, in each case calculated in accordance with the terms of this Agreement. The Closing Statement shall be prepared in a manner consistent with the policies and principles used by Parent and Seller in connection with the preparation of the Financial Statements, consistently applied, subject to the express terms of this Agreement.

(B)    At the Closing, Buyer shall pay to Parent, in full consideration for the sale and transfer by Seller of the Purchased Assets, the Purchase Price, such payment to be made by wire transfer of immediately available funds to an account designated by Parent in writing to Buyer at least one (1) Business Day prior to the Closing.

1.8    Consents.

(A)    Notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an agreement to sell, assign, transfer, convey or deliver, directly or indirectly, any asset, claim, right or benefit arising under or resulting from such asset (including any Permit and any Assigned Contract) if an attempted direct or indirect sale, assignment, transfer, conveyance or delivery thereof, without the consent of a third party (including any Governmental Entity), would constitute a breach, default, violation or other contravention of the rights of such third party, would be ineffective with respect to any party to an Assigned Contract concerning such asset, claim or right, or would in any way adversely affect the rights of Seller or any Affiliate of Seller or, upon transfer, Buyer under such asset, claim or right (each, a “Deferred Item”), in each case unless and until such consent has been obtained. Buyer agrees that Seller and Parent shall have no liability whatsoever to Buyer (other than liability for any breach of Section 2.3) arising out of or relating to the failure to obtain any such consent that may be required in connection with the Transactions or because of any circumstances resulting therefrom. Buyer further agrees that no representation, warranty or covenant of Seller or Parent herein shall be breached or deemed breached, and no condition shall be unfulfilled or deemed unfulfilled, as a result of (i) the failure to obtain any such consent, (ii) any circumstances resulting therefrom, or (iii) any Legal Proceeding or investigation commenced or threatened by or on behalf of any Person arising out of or relating to the failure to obtain any such consent or any circumstances resulting therefrom.

(B)    If any such consent is not obtained prior to the Closing (each, a “Deferred Consent”), the Closing shall nonetheless take place on the terms set forth herein and, thereafter, Seller shall hold the Deferred Item for the benefit of Buyer. From and after the Closing until the earliest of (x) receipt of the Deferred Consent, (y) the termination or expiration of the applicable Deferred Item or (z) the twelve (12) month anniversary of the Closing Date, Parent and Seller shall use commercially reasonable efforts to (i) provide to Buyer the benefits of any such Deferred Item, (ii) cooperate with Buyer (at Buyer’s expense) in any lawful and commercially reasonable arrangement reasonably proposed by Buyer under which (A) Buyer shall obtain (without infringing upon the legal rights of such third party) the economic claims, rights and benefits under the Deferred Item with respect to which the Deferred Consent has not been obtained in accordance with this Agreement and (B) Buyer shall assume any related economic burden with respect to the Deferred Item with respect to which the Deferred Consent has not been obtained in accordance with this Agreement and (iii) enforce at the request of Buyer at Buyer’s expense and for the account of Buyer any rights of Parent, Seller or the Business arising from any such Deferred Item (excluding any obligation on the part of Parent or Seller to initiate or prosecute Legal Proceedings or otherwise assert legal rights against any party). Parent and Seller shall promptly pay to Buyer all money or other consideration received by it in respect of all such Deferred Items, and net of any reasonable expenses incurred by Parent and Seller for the benefit of Buyer with respect to such Deferred Items; provided that Parent and Seller may elect to satisfy this requirement by treating such consideration received as “Cash Receipts” and such reasonable expenses incurred as “Operating Expenses” (as such terms are defined in the Transition Services Agreement), in each case for purposes of Section 1 to Exhibit A of the Transition Services Agreement.

1.9    Later Discovered Assets. In the event that there are any contracts, agreements or other assets constituting Purchased Assets that were not transferred to Buyer as part of this Agreement because such contracts, agreements or other assets were not discovered until after the Closing or inadvertently were not assigned (each, a “Later Discovered Asset”), Seller agrees, at Buyer’s request and expense but for no additional consideration, to the extent permitted under the terms and conditions of such Later Discovered Asset and under applicable Laws, to assign such Later Discovered Asset to Buyer and, upon such assignment, such Later Discovered Asset shall be deemed to be a Purchased Asset and the obligations and liabilities thereunder an Assumed Liability (to the extent consistent with Sections 1.1, 1.2, 1.3 and 1.4) hereunder effective as of the date of such assignment. To the extent that Seller’s rights under any such Later Discovered Asset may not be assigned to Buyer without the consent of any Person, Parent and Seller shall take the same actions with respect to such Later Discovered Asset as provided in Section 1.8 above. Buyer agrees that Parent and Seller shall not have any liability whatsoever to Buyer with respect to Later Discovered Assets.

1.10    Allocation of Consideration for Tax Purposes. As soon as practicable after the Closing Date, but in any event not later than one hundred twenty (120) days after the Closing Date, Parent shall prepare and deliver to Buyer a schedule allocating the Purchase Price for the Purchased Assets (ignoring the Membership Interests and treating, for this purpose only, any assets of SinglePlatform as if they were Purchased Assets) pursuant to this Agreement (including any Assumed Liabilities and any other capitalizable costs to the extent properly taken into account under the Code) among the Purchased Assets in accordance with Section 1060 of the Code and the Treasury Regulations thereunder (the “Allocation”). Buyer, Parent and Seller shall file all Tax Returns (including Internal Revenue Service Form 8594) consistent with the Allocation. None of Buyer, Parent or Seller shall take any Tax position inconsistent with such Allocation, except to the extent otherwise required by Law.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF PARENT AND SELLER

Parent and Seller hereby represent and warrant to Buyer that, except as set forth on the Disclosure Schedule:

2.1    Organization, Qualification, Corporate Power and Capitalization.

(A)    Each of SinglePlatform, Seller and Parent is an entity duly organized, validly existing and, where applicable, in good standing under the laws of its jurisdiction of organization and is duly qualified to conduct business under the laws of each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities, in each case as they relate to the Business, makes such qualification necessary, other than where the failure to be so qualified would not reasonably be expected to have a Business Material Adverse Effect. Each of SinglePlatform and Seller has all requisite corporate power and authority to carry on the portion of the Business conducted by it and to own and use the Purchased Assets owned and licensed by it, except for any such failures to have such requisite corporate power and authority that would not reasonably be expected to have a Business Material Adverse Effect.

(B)    The Membership Interests represent all of the issued and outstanding limited liability company membership interests in SinglePlatform. The Membership Interests are duly authorized, validly issued, fully paid and non-assessable and are not subject to and were not issued in violation of any preemptive or similar rights. Except for the Membership Interests, there are no limited liability company membership interests or other equity interests or voting securities in SinglePlatform issued or outstanding or any subscriptions, options, warrants, calls, rights, convertible securities or other agreements or commitments of any character obligating SinglePlatform to issue, transfer or sell, or purchase, redeem or acquire any limited liability company membership interests or any other equity interests or voting securities, or securities convertible into or exchangeable for such interests or voting securities, or any agreements, arrangements or understandings granting any Person any voting securities or rights in SinglePlatform similar to limited liability company membership interests or other equity interests or voting securities. Seller is the sole beneficial owner of the Membership Interests, which constitute all of the outstanding equity of SinglePlatform as of the date hereof.

2.2    Authorization. Parent and Seller have all requisite corporate power and authority to execute and deliver this Agreement and each of Parent, Seller and SinglePlatform has all requisite corporate or other organizational (as applicable) power and authority to perform its obligations hereunder. The execution and delivery of this Agreement by Parent and Seller, and the performance by each of Parent, Seller and SinglePlatform of its obligations hereunder and the consummation by each of Parent, Seller and SinglePlatform of the Transactions have been duly and validly authorized by all necessary corporate (or similar) action on the part of each of Parent, Seller and SinglePlatform. This Agreement has been duly and validly executed and delivered by Parent and Seller and, assuming this Agreement constitutes the valid and binding agreement of Buyer, constitutes a valid and binding obligation of Parent and Seller, enforceable against Parent and Seller in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar Laws relating to or affecting the rights of creditors generally and by equitable principles, including those limiting the availability of specific performance, injunctive relief and other equitable remedies and those providing for equitable defenses.

2.3    Noncontravention. Neither the execution and delivery of this Agreement by Parent or Seller, nor the consummation by Parent, Seller or SinglePlatform of the Transactions, will (A) conflict with or violate any provision of the articles of organization, bylaws or other organizational documents of Parent, Seller or SinglePlatform, (B) require on the part of Parent, Seller or SinglePlatform any filing with, or any permit, authorization, consent or approval of, any Governmental Entity, except for any filing, permit, authorization or approval the failure of which to make or obtain would not reasonably be expected to result, individually or in the aggregate, in a Business Material Adverse Effect, (C) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice, consent or waiver under, any contract, lease, sublease, license, sublicense, franchise, permit, indenture, agreement or mortgage for borrowed money, instrument of indebtedness or Liens to which Parent, Seller or SinglePlatform is a party or by which Parent, Seller or SinglePlatform is bound or to which any of their respective assets is subject, except for any conflict, breach, default, acceleration, right to accelerate, termination, modification, cancellation, notice, consent or waiver that would not reasonably be expected to result, individually or in the aggregate, in a Business Material Adverse Effect or (D) violate any Law applicable to Parent, Seller or SinglePlatform or any of the Purchased Assets, except for any violation that would not reasonably be expected to result, individually or in the aggregate, in a Business Material Adverse Effect. Seller has made available to Buyer a complete and correct copy of the articles of organization and operating agreement, or equivalent organizational documents, each as amended to date, of SinglePlatform. SinglePlatform is not in violation of the provisions of its articles of organization, operating agreement or equivalent organizational documents.

2.4    Financial Statements.

(A)    Seller has furnished Buyer with (i) the audited carve-out balance sheets of the Business as of December 31, 2017 and 2018 and the related audited carve-out statements of income, change in net parent investment and cash flows for the fiscal years then ended, and (ii) the interim unaudited carve-out balance sheet of the Business as of September 30, 2019 (the “Balance Sheet” and such date the “Balance Sheet Date”), and the related interim unaudited carve-out statements of income for the nine (9) months then ended (the “Interim Financial Statements”). The carve-out financial statements referred to above, (collectively, the “Financial Statements”), except as described therein, and except for the absence of notes thereto in the case of the Interim Financial Statements, subject to normal year-end adjustments, have been prepared in accordance with GAAP consistently followed throughout the periods indicated.

(B)    The Financial Statements fairly present, in all material respects, the financial position of the Business as at the dates therein indicated, and the results of operations, change in net parent investment and cash flows of the Business for the periods therein specified.

2.5    Absence of Certain Changes. Except as contemplated by this Agreement, since January 1, 2019, there has not been:

(A)    a Business Material Adverse Effect;

(B)    a sale by Parent or Seller of any portion of the Purchased Assets, or a sale by SinglePlatform of any of its assets, in each case for consideration in excess of $50,000, other than (i) in the ordinary course of business consistent with past practice or (ii) sales or other dispositions of obsolete or excess equipment or other assets not used in the Business;

(C)    the addition of any rights to severance benefits, “stay pay” or termination pay for any Business Employee or any increase in benefits payable or potentially payable to any Business Employee under any previously existing severance benefits, “stay-pay” or termination pay arrangements (in each case, other than grants or increases for which neither the Business nor Buyer will be obligated following the Closing or severance benefits or termination pay added in the ordinary course of business for persons hired since the Balance Sheet Date);

(D)    except in the ordinary course of business, any capital expenditures or commitments therefor with respect to the Business in an amount in excess of $50,000 in the aggregate;

(E)    an acquisition by Parent, Seller or SinglePlatform of any entity or business (whether by the acquisition of stock, the acquisition of assets, merger or otherwise), other than acquisitions that are not a Competitive Businesses and have not or will not become integrated into the Business;

(F)    except in the ordinary course of business consistent with past practice, an entry by SinglePlatform, Parent or Seller into any employment, compensation or deferred compensation agreement (or any amendment to any such existing agreement) with any Business Employee , and whether or not in the ordinary course of business, for any Business Employee whose annual total cash compensation exceeds $75,000;

(G)    the incurrence, assumption or guarantee by SinglePlatform, Parent or Seller of any indebtedness for borrowed money in connection with the Business except unsecured current obligations and liabilities incurred in the ordinary course of business consistent with past practice and Excluded Liabilities;

(H)    except in the ordinary course of business consistent with past practices, any transfer, assignment or grant by SinglePlatform, Parent or Seller of any license or sublicense of any material rights under any Assigned Intellectual Property; or

(I)    the entry into any agreement or commitment with respect to any of the matters referred to in paragraphs (A) through (H) of this Section 2.5.

2.6    Undisclosed Liabilities. Neither SinglePlatform nor the Business has any liability except for (A) liabilities shown on the Balance Sheet, (B) liabilities which have arisen since the Balance Sheet Date in the ordinary course of business consistent with past practice, (C) liabilities identified in the Disclosure Schedule, (D) Excluded Liabilities and (E) performance obligations (other than obligations arising from a breach or default,) under executory contracts not yet fully performed that are Assigned Contracts. Neither SinglePlatform nor the Business has any Closing Indebtedness that has not been included in the calculation of the Purchase Price.

2.7    Title to Purchased Assets. Either SinglePlatform or Seller has good title to, a valid leasehold interest in, or a valid license to use the material tangible property included in the Purchased Assets, free and clear of all Liens other than Liens set forth on Section 2.7 of the Disclosure Schedule.

2.8    Intellectual Property.

(A)    Section 2.8(A) of the Disclosure Schedule lists all Domains included in the Assigned Intellectual Property that are material to the Business. Immediately prior to Closing, all Assigned Intellectual Property shall be owned by SinglePlatform or Seller; provided, that the foregoing is not a representation regarding non-infringement.

(B)    With respect to the Business, as of the date hereof, none of SinglePlatform, Parent or Seller has been named in any material pending suit, action or proceeding which involves a claim of infringement of any patents, trademarks, trade names, service marks or copyrights of any third party. To Seller’s Knowledge, the Business as presently conducted does not infringe any valid patents, trademarks, trade names, service marks or copyrights of any third party, except for any such infringement that would not reasonably be expected to result in a Business Material Adverse Effect.

(C)    Each of SinglePlatform and Seller has performed the obligations required to be performed by it under the terms of any agreement pursuant to which it has rights in any material Assigned Intellectual Property, except for any failure to perform that would not reasonably be expected to result in a Business Material Adverse Effect, and none of SinglePlatform, Seller or, to Seller’s Knowledge, any third party is in default under any such agreement, except for any default that would not reasonably be likely to result in a Business Material Adverse Effect.

(D)    Other than rights and licenses granted in the ordinary course of business, none of SinglePlatform, Parent or Seller has granted to any third party any license or right to the commercial use of any material Assigned Intellectual Property, except for such licenses or rights to commercial use that would not reasonably be likely to result in a Business Material Adverse Effect.

(E)    Parent, SinglePlatform and Seller have taken reasonable measures in their information technology systems to protect the proprietary nature of trade secrets included in the Purchased Assets, and to maintain in confidence all such trade secrets. To Seller’s Knowledge, there has been no: (i) unauthorized disclosure of any material third party proprietary or confidential information in the possession, custody or control of Parent or Seller in connection with the Business, or (ii) breach of Parent’s or Seller’s security procedures wherein material confidential information related to the Business has been disclosed to a third party.

(F)    Parent, SinglePlatform and Seller, all websites operated by or for any of them, and all third parties acting on behalf of any of them, in each case solely to the extent in the operation of the Business, have complied in all material respects with all applicable (i) Laws, (ii) Business privacy policies, (iii) material obligations contained within the Assigned Contracts, (iv) rules of applicable self-regulatory or other industry organizations by which Parent, SinglePlatform or Seller is bound, (v) fiduciary obligations, and (vi) published industry standards (to which published industry standards the Business has committed publicly or contractually to adhere, or has stated that Parent, SinglePlatform or Seller will adhere to in any external policy document) (collectively, “Privacy Laws and Requirements”), relating to (A) the privacy of users of all websites operated by or for the Business; (B) marketing to, or other communications with, consumers of the Business or to the protection of consumers of the Business; and (C) the collection, use, storage, retention, disclosure, security, transfer, disposal, interception, or any other processing of any personal data or customer data by or for the Business or by third parties having authorized access to any personal data or customer data maintained by or for SinglePlatform or the Business. Parent, SinglePlatform and Seller have implemented commercially reasonable procedures designed to detect data security breaches and unauthorized access or unauthorized use of systems, personal information and data owned by Parent, SinglePlatform or Seller or provided by its customers, in each case solely to the extent used in the Business. Since January 1, 2017, none of Parent, SinglePlatform or Seller has received written notice of any claims, charges or investigations with respect to the violation of any Privacy Laws and Requirements in the operation of the Business. To Seller’s Knowledge, none of Parent, SinglePlatform or Seller is under investigation with respect to any violation of any such Privacy Laws and Requirements.

2.9    Legal Compliance. Each of SinglePlatform, Parent and Seller (solely with respect to the Business in the case of Parent and Seller) is in compliance in all material respects with all Laws applicable to it None of SinglePlatform, Parent or Seller has received written notice of any pending Legal Proceeding relating to the Business alleging any failure to so comply. Since January 1, 2017, none of Parent, SinglePlatform or Seller has received written notice of any claims, charges or investigations alleging that, and to Seller’s Knowledge, none of Parent, SinglePlatform or Seller is under investigation with respect to any allegation that, the services of SinglePlatform or the operations of the Business are not compliant with accessibility standards under the American with Disabilities Act, such as the standards set forth by the Web Content Accessibility Guidelines (WCAG) 2.0.

2.10    Contracts. Section 2.10 of the Disclosure Schedule sets forth a true and complete list as of the date of this Agreement of the following contracts and agreements included in the Purchased Assets:

(A)    agreements with customers, distributors, resellers and/or strategic partners of the Business under which the amount paid to SinglePlatform, Parent and Seller (taken as a whole) with respect to the Business during the fiscal year ended December 31, 2018 exceeded $50,000;

(B)    agreements with Business Employees (other than at-will offer letters and SinglePlatform’s, Parent’s or Seller’s standard forms of employee confidentiality, invention assignment and non-competition agreements);

(C)    the lease agreement with respect to the Leased Facility;

(D)    agreements with vendors or suppliers to the Business, including any supplier or vendor of third party software products or development tools that are either used in the production of, or incorporated within, the products or services of the Business under which the amount paid by SinglePlatform, Parent and Seller (taken as a whole) during the fiscal year ended December 31, 2018 exceeded $50,000;

(E)    Contracts for joint ventures, strategic alliances, partnerships, exclusive licensing arrangements or sharing of profits;

(F)    Contracts containing non-compete or non-solicitation covenants of the Business;

(G)    Contracts which contain a right of first refusal or similar provision restricting the Business;

(H)    Contracts containing exclusivity or most favored nations clauses or similar provisions restricting the Business;

(I)    Contracts relating to the incurrence, assumption or guarantee of any indebtedness for borrowed money by the Business or imposing a Lien on any of the Purchased Assets; and

(J)    Contracts between Seller or SinglePlatform, on the one hand, and any Affiliate thereof, on the other hand, related to the Business;

provided, however, that (1) no contract or agreement referred to in clauses (A) through (J) need be disclosed unless SinglePlatform, Parent or Seller currently has, or may in the future have, any rights or obligations thereunder (excluding for these purposes rights or obligations with respect to indemnification or confidentiality that survive the termination thereof) and (2) Expired Contracts are not required to be disclosed in response to any provision of this Section 2.10 and shall not constitute Designated Contracts.

Parent and Seller have made available to Buyer a correct and complete copy of each agreement (as amended to date) listed in Section 2.10 of the Disclosure Schedule (the “Designated Contracts”). Except for any that has expired in accordance with its terms since the date hereof, each Designated Contract is a valid, binding and enforceable obligation of SinglePlatform, Parent or Seller and, to the Knowledge of Seller, of each other party thereto (except as the foregoing may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar Laws relating to or affecting the rights of creditors generally and by equitable principles, including those limiting the availability of specific performance, injunctive relief, and other equitable remedies and those providing for equitable defenses). With respect to each Designated Contract, there exists no defaults of SinglePlatform, Parent or Seller, as the case may be, or, to the Knowledge of Seller, any other party thereto, except for any such defaults that would not reasonably be expected to result in a Business Material Adverse Effect.

2.11    Licenses and Permits. Each of SinglePlatform, Parent and Seller has all Federal, state, local and foreign governmental Permits necessary for the conduct of the Business as presently conducted by SinglePlatform or Seller, such Permits are in full force and effect and, as of the date hereof, no proceeding is pending or, to the Knowledge of Seller, threatened to revoke or limit any such Permit, except for any failure to hold any such Permit, any failure of such Permit to be in full force or effect and any proceeding to revoke or limit such Permit that would not reasonably be expected to result in a Business Material Adverse Effect. To Seller’s Knowledge, the Permits constitute all of the permits, licenses, franchises and authorizations related exclusively to the Business (other than such permits, licenses, franchises and authorizations generally applicable to commercial entities without regard to the nature of their operations that relate exclusively to the Business solely due to its location in New York, New York).

2.12    Litigation. Except as set forth on Section 2.12 of the Disclosure Schedule or as would not reasonably be expected to have a Business Material Adverse Effect, as of the date hereof, (i) there are no Legal Proceedings pending or, to Seller’s Knowledge, threatened against SinglePlatform, Parent or Seller with respect to the conduct of the Business or the Transactions, whether at law or in equity, or before or by any Governmental Entity, and (ii) there are no judgments, decrees, injunctions or orders of any Governmental Entity or arbitrator against SinglePlatform, Parent or Seller with respect to the Business.

2.13    Employees; Independent Contractors.

(A)    Section 2.13(A) of the Disclosure Schedule sets forth (i) a true, correct and complete list as of the date of this Agreement of those employees of the Business who are primarily dedicated to the Business (the “Business Employees;” provided that the Business Employees shall not include any employees expressly excluded in Section 2.13(A) of the Disclosure Schedule), along with the position, annual base rate of compensation, targeted bonus or commission opportunity, geographic location (i.e., country, state and metropolitan area), and employing entity (Parent, Seller or SinglePlatform, as applicable) (including name and geographic location) of each such Person, and (ii) separate lists as of the date of this Agreement of all individual independent contractors (including those who perform services through sole proprietorships and single member limited liability companies) and temporary employees providing services in connection with the Business.

(B)    Each of SinglePlatform, Parent and Seller is and has been since January 1, 2017 in material compliance with all Laws applicable to labor, employment and employment practices, employee classification, terms and conditions of employment and wages and hours to the extent applicable to the conduct of the Business.

(C)    None of SinglePlatform, Parent or Seller is a party to or bound by any collective bargaining agreement with respect to the Business Employees, nor has SinglePlatform, Parent or Seller experienced any actual or, to Seller’s Knowledge, threatened strikes, collective grievances, material claims of unfair labor practices or other collective bargaining disputes with respect to the Business Employees, nor are there any works councils or other similar employee representatives at SinglePlatform, Parent or Seller with respect to the Business. To Seller’s Knowledge, there are and have been no organizational efforts made or threatened (including the filing of a petition for certification), since January 1, 2017, by or on behalf of any labor union with respect to the Business Employees.

(D)    Prior to and including the date hereof, each of SinglePlatform, Parent and Seller has, to the extent applicable and solely to the extent applicable to the Business, complied in all material respects with the federal Worker Adjustment and Retraining Notification Act (“WARN”) Act, 29 U.S.C. § 2101 et seq., any similar state, local or foreign law or regulation regulating or pertaining to plant closings and or mass layoffs, such compliance relying on the covenants in Section 4.4 and representations from Buyer as to its post-Closing plans. Since January 1, 2017, (i) none of SinglePlatform, Parent or Seller has effectuated a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Business; (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of SinglePlatform, Parent or Seller with respect to the Business; and (iii) none of SinglePlatform, Parent or Seller has, with respect to the Business, engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign law or regulation.

(E)    No key Business Employee has given notice of termination of employment or otherwise disclosed plans to terminate employment.

(F)    No key Business Employee is employed under a non-immigrant work visa or other work authorization that is limited in duration.

2.14    Employee Benefits.

(A)    Section 2.14(A) of the Disclosure Schedule contains a true, correct and complete list as of the date of this Agreement of all Benefit Plans and Benefit Arrangements sponsored, maintained or contributed to by SinglePlatform, Parent or Seller or any ERISA Affiliate and provided to any Business Employee (the “Seller Plans”). Seller has made available to Buyer the new hire compensation materials provided to individuals when they are hired as Business Employees. All Seller Plans have been administered and maintained in material compliance with their terms and in material compliance with the Code, ERISA and all applicable Laws.

(B)    With respect to each Benefit Plan and Benefit Arrangement, Seller has made available to Buyer correct and complete copies of each of the following, as applicable: (i) the plan document together with all amendments thereto or, if not in writing, a summary of all material terms of the plan, (ii) any summary plan description, summary of material modification, employee handbook or similar employee communication, and (iii) in the case of any plan that is intended to be qualified under Code section 401(a), the most recent determination, opinion or advisory letter from the Internal Revenue Service.

(C)    No Seller Plan or other contract, agreement, plan or arrangement covering any one or more Business Employees contains any provision or is subject to any Law that, as a result of the Transactions or upon any related, concurrent, or subsequent termination of employment or other service, would with respect to the Business or any of the Business Employees (i) increase, accelerate or vest any compensation or benefit, (ii) require severance, termination or retention payments, (iii) provide any term of employment or compensation guaranty, (iv) forgive any indebtedness, (v) require or provide any payment or compensation subject to Section 280G of the Code (and no such payment or compensation has previously been made), or (vi) promise or provide any tax gross ups or indemnification, whether under Sections 409A or 4999 of the Code or otherwise.

(D)    Each Seller Plan intended to be qualified under Section 401(a) of the Code has received a determination, opinion, or advisory letter from the Internal Revenue Service to the effect that such Seller Plan is qualified and the plan and trust related thereto is exempt from federal income Taxes under Sections 401(a) and 501(a), respectively, of the Code, and nothing has occurred that could reasonably be expected to adversely affect the qualified status of such Seller Plan.

(E)    Since January 1, 2013, none of SinglePlatform, Parent, Seller or any ERISA Affiliate has maintained or contributed to an employee benefit plan that was subject to Section 412 of the Code or Title IV of ERISA nor has SinglePlatform, Parent, Seller or any ERISA Affiliate been obligated to contribute to any “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA), or participated in a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA).

(F)    Except as set forth on Section 2.14(F) of the Disclosure Schedule, no employee, director or manager (or beneficiary of any of the foregoing) of the Business that may become a New Buyer Employee is entitled to receive any welfare benefits, including death or medical benefits (whether or not insured) beyond retirement or other termination of employment, other than cash severance.

(G)    There are no material Legal Proceedings pending or, to the Knowledge of Seller, threatened in connection with any Seller Plan with respect to any Business Employee, other than routine claims for benefits.

2.15    Brokers’ Fees. Except as disclosed in Section 2.15 of the Disclosure Schedule, no broker, finder or agent is entitled to any fees or commissions with respect to the Transactions based upon arrangements made by or on behalf of SinglePlatform, Parent or Seller.

2.16    Entire Business. Except (A) as set forth on Section 2.16 of the Disclosure Schedule and (B) for any Deferred Items subject to Deferred Consents, any Later Discovered Assets, and (i) assuming Buyer (or one or more of its Affiliates) has the ability to provide to the Business all corporate-level services currently provided to the Business by Parent, Seller or any of their Affiliates (all of which constitute services of a type that are generally provided through corporate-level services (e.g. HR, finance, legal, marketing, sales), and not unique to the Business) and (ii) after giving effect to the rights granted to Buyer pursuant to the Transition Services Agreement, the Purchased Assets constitute all of the tangible properties and assets and, to Seller’s Knowledge, Intellectual Property (other than Intellectual Property not necessary for the operation of the Business in the ordinary course as currently conducted) used in or held for use in the Business and are, when utilized by a labor force substantially similar to that employed by SinglePlatform, Parent and Seller in connection with the Business on the date hereof, adequate and sufficient to conduct the Business immediately following the Closing in all material respects in the ordinary course as currently conducted by SinglePlatform, Parent and Seller. To Seller’s Knowledge, Section 2.16 of the Disclosure Schedule contains a complete and accurate list of all Deferred Items and Deferred Consents.

2.17    Tax Matters.

(A)    Each of SinglePlatform, Parent and Seller (solely with respect to the Business in the case of Parent and Seller) has filed all income and other material Tax Returns that it was required to file. All such Tax Returns were true, correct and complete in all material respects and were prepared in substantial compliance with all Laws. All material Taxes owed by SinglePlatform, Parent or Seller (solely with respect to the Business in the case of Parent and Seller) due and payable (whether or not shown or required to be shown on any Tax Return) have been paid, except to the extent appropriately reserved in the Financial Statements. None of SinglePlatform, Parent or Seller (solely with respect to the Business in the case of Parent and Seller) is currently the beneficiary of any extension of time within which to file any Tax Return. There are no Liens on any of the Purchased Assets that arose in connection with any failure (or alleged failure) to pay any Tax, except to the extent being contested in good faith. As of the date hereof, no claim has been made in writing by a Governmental Entity in a jurisdiction where SinglePlatform does not file Tax Returns that any of SinglePlatform, Parent or Seller is or may be subject to taxation by that jurisdiction with respect to the Business.

(B)    Each of SinglePlatform, Parent and Seller has withheld and paid (or will pay) all material Taxes required by applicable Law to have been withheld and paid in connection with any amounts paid by SinglePlatform, or by Parent or Seller with respect to the Business, to any employee, independent contractor, creditor, stockholder, or other third party and has complied with all information reporting and backup withholding requirements, including the maintenance of required records with respect thereto, in connection with amounts paid to any employee, independent contractor, creditor, or other third party.

(C)    As of the date of this Agreement, there is no dispute or claim concerning any Tax liability of SinglePlatform, Parent or Seller claimed in writing or raised in writing, or to Seller’s Knowedge, otherwise threatened or claimed, by any Governmental Entity with respect to the Business.

(D)    None of Parent, Seller or SinglePlatform (solely with respect to the Business in the case of Parent and Seller) has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency that currently is in effect.

(E)    With the exception of contracts that are not primarily related to Taxes entered into in the ordinary course of business and liabilities thereunder, none of SinglePlatform, Parent or Seller is a party to any Tax allocation or sharing agreement related to the Business.

(F)    None of the Purchased Assets are United States real property interests within the meaning of Section 897(c)(1) of the Code.

(G)    SinglePlatform has been classified as a disregarded entity or partnership for U.S. federal income Tax purposes pursuant to Treasury Regulation Section 301.7701-3(b)(1)(ii) since November 1, 2012

2.18    Banks, Brokers and Proxies. There are no bank, trust company or other financial institution at which SinglePlatform has an account or safe deposit box or maintains a banking, custodial, trading or other similar relationship.

2.19    Lease. Parent and Seller have provided Buyer with a true, correct and complete copy of the Lease (including all amendments). The Lease has not been amended, modified or supplemented and constitutes the entire agreement between Parent and the Landlord with respect to the premises described in the Lease. The Lease expires November 30, 2021. The Lease is in full force and effect with respect to the Parent and, to Seller’s Knowledge, the Landlord, except as enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar Laws relating to or affecting the rights of creditors generally and by equitable principles, including those limiting the availability of specific performance, injunctive relief and other equitable remedies and those providing for equitable defenses. To Seller’s Knowledge, there are no defaults under the Lease by the Landlord or Parent as tenant that remain uncured.

2.20    Assumed Liabilities.    None of the Assumed Liabilities relate to any failure to perform, improper performance, warranty or other breach, default or violation by Seller, Parent or SinglePlatform under any contract, agreement or applicable Law occurring on or prior to the Closing.

2.21    No Other Representations or Warranties. Parent and Seller hereby acknowledge and agree that, except for the representations and warranties set forth in Article III or in any certificate, document or instrument delivered at the Closing pursuant to the terms of this Agreement, (A) none of Buyer or any of its Affiliates, equityholders, directors, managers, officers, employees, agents, representatives or advisors, or any other Person, has made or is making any express or implied representation or warranty with respect to Buyer, including with respect to any information provided or made available to Parent, Seller or any of their Affiliates, equityholders, directors, managers, officers, employees, agents, representatives or advisors, or any other Person, or, except as otherwise expressly set forth in this Agreement, had or has any duty or obligation to provide any information to Parent, Seller or any of their Affiliates, equityholders, directors, managers, officers, employees, agents, representatives or advisors, or any other Person in connection with this Agreement, the Transactions or otherwise, and (B) none of Buyer or any of its Affiliates, equityholders, directors, managers, officers, employees, agents, representatives or advisors, or any other Person, will have or be subject to any liability or indemnification or other obligation of any kind or nature to Parent, Seller or any of their Affiliates, equityholders, directors, managers, officers, employees, agents, representatives or advisors, or any other Person, resulting from the delivery, dissemination or any other distribution to Parent, Seller or any of their Affiliates, equityholders, directors, officers, employees, agents, representatives or advisors, or any other Person, or the use by Parent, Seller or any of their Affiliates, equityholders, directors, managers, officers, employees, agents, representatives or advisors, or any other Person, of any such information provided or made available to any of them by Buyer or any of its Affiliates, equityholders, directors, managers, officers, employees, agents, representatives or advisors, or any other Person, including any information, documents, estimates, projections, forecasts or other forward-looking information, business plans or other material provided or made available to Parent, Seller or any of their Affiliates, equityholders, directors, managers, officers, employees, agents, representatives or advisors, or any other Person, in “data rooms,” confidential information memoranda, management presentations or otherwise in anticipation or contemplation of any of the Transactions, and (subject to the express representations and warranties of Buyer set forth in Article III or in any certificate, document or instrument delivered at the Closing pursuant to the terms of this Agreement) none of Parent, Seller or any of their Affiliates, equityholders, directors, managers, officers, employees, agents, representatives or advisors, or any other Person, has relied on any such information (including the accuracy or completeness thereof).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Parent and Seller that:

3.1    Organization and Power. Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. Buyer has all requisite power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and licensed by it, except for any such failures to be qualified that would not reasonably be expected to result in a Buyer Material Adverse Effect.

3.2    Authorization. Buyer has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Buyer, the performance by Buyer of its obligations hereunder and the consummation by Buyer of the Transactions have been duly and validly authorized by all necessary action on the part of Buyer. This Agreement has been duly and validly executed and delivered by Buyer and, assuming this Agreement constitutes the valid and binding agreement of Parent and Seller, constitutes a valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar Laws relating to or affecting the rights of creditors generally and by equitable principles, including those limiting the availability of specific performance, injunctive relief and other equitable remedies and those providing for equitable defenses.

3.3    Noncontravention. Neither the execution and delivery of this Agreement by Buyer, nor the consummation by Buyer of the Transactions, will (A) conflict with or violate any provision of the organizational documents of Buyer, (B) require on the part of Buyer any filing with, or any permit, authorization, consent or approval of, any Governmental Entity, (C) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice, consent or waiver under, any contract, lease, sublease, license, sublicense, franchise, permit, indenture, agreement or mortgage for borrowed money, instrument of indebtedness or Liens to which Buyer is a party or by which Buyer is bound or to which any of its assets are subject, except for any conflict, breach, default, acceleration, right to accelerate, termination, modification, cancellation, notice, consent or waiver that would not reasonably be expected to result in a Buyer Material Adverse Effect, or (D) violate any Law applicable to, Buyer or any of its properties or assets, except for any violation that except for any violation that would not reasonably be expected to prevent, or materially impair or delay, the ability of Buyer to consummate the Transactions.

3.4    Sufficiency of Funds. Buyer has sufficient funds to perform all of its obligations under this Agreement and to consummate the Transactions.

3.5    Litigation. There are no Legal Proceedings pending against, or, to Buyer’s knowledge, threatened against, Buyer that would reasonably be expected to prevent, or materially impair or delay, the ability of Buyer to consummate the Transactions.

3.6    Broker’s Fees. No broker, finder or agent is entitled to any fees or commissions with respect to the Transactions based upon arrangements made by or on behalf of Buyer.

3.7    No Other Representations or Warranties. Buyer hereby acknowledges and agrees that, except for the representations and warranties set forth in Article II or in any certificate, document or instrument delivered at the Closing pursuant to the terms of this Agreement (in each case as qualified and limited by the Disclosure Schedule), (A) none of Parent, Seller or any of their Affiliates, equityholders, directors, managers, officers, employees, agents, representatives or advisors, or any other Person, has made or is making any express or implied representation or warranty with respect to Parent, Seller, SinglePlatform, the Business, any Acquired Asset or any Assumed Liability, including with respect to any information provided or made available to Buyer or any of its Affiliates, equityholders, directors, managers, officers, employees, agents, representatives or advisors, or any other Person, or, except as otherwise expressly set forth in this Agreement, had or has any duty or obligation to provide any information to Buyer or any of its Affiliates, equityholders, directors, managers, officers, employees, agents, representatives or advisors, or any other Person in connection with this Agreement, the Transactions or otherwise, and (B) none of Parent, Seller or any of their Affiliates, equityholders, directors, managers, officers, employees, agents, representatives or advisors, or any other Person, will have or be subject to any liability or indemnification or other obligation of any kind or nature to Buyer or any of its Affiliates, equityholders, directors, managers, officers, employees, agents, representatives or advisors, or any other Person, resulting from the delivery, dissemination or any other distribution to Buyer or any of its Affiliates, equityholders, directors, officers, employees, agents, representatives or advisors, or any other Person, or the use by Buyer or any of its Affiliates, equityholders, directors, managers, officers, employees, agents, representatives or advisors, or any other Person, of any such information provided or made available to any of them by Parent, Seller or any of their Affiliates, equityholders, directors, managers, officers, employees, agents, representatives or advisors, or any other Person, including any information, documents, estimates, projections, forecasts or other forward-looking information, business plans or other material provided or made available to Buyer or any of its Affiliates, equityholders, directors, managers, officers, employees, agents, representatives or advisors, or any other Person, in “data rooms,” confidential information memoranda, management presentations or otherwise in anticipation or contemplation of any of the Transactions, and (subject to the express representations and warranties of Parent and Seller set forth in Article II or in any certificate, document or instrument delivered at the Closing pursuant to the terms of this Agreement (in each case as qualified and limited by the Disclosure Schedule)) none of Buyer or any of its Affiliates, equityholders, directors, managers, officers, employees, agents, representatives or advisors, or any other Person, has relied on any such information (including the accuracy or completeness thereof).

ARTICLE IV

COVENANTS

4.1    Third-Party Consents; Permits. Until the twelve (12) month anniversary of the Closing Date, Parent and Seller shall use commercially reasonable efforts to (i) obtain any Deferred Consent and

(ii) transfer to Buyer, to the extent transferable, any permits, licenses, franchises and authorizations related exclusively to the Business that do not constitute Permits; provided that, in each case, Parent and Seller shall not be required or obligated to incur any costs, other than nominal costs, or agree to any new commitments or obligations in connection with its efforts pursuant to this Section 4.1 to obtain such consents or transfers.

4.2    Access to Information. For a period of twelve (12) months following the Closing, subject to compliance with applicable Laws, contractual obligations and privacy policies of Parent or Seller regarding proprietary information of third parties, Parent and Seller shall permit the employees, attorneys, accountants and other representatives and agents of Buyer to have reasonable access (at reasonable times, on reasonable prior written notice and in a manner so as not to interfere with the normal operations) to its financial and accounting records, contracts and other records and documents solely to the extent pertaining to the Business (other than employee personnel records and Excluded Assets) with respect to periods or occurrences prior to or on the Closing Date to the extent reasonably required for purposes of complying with Buyer’s obligations under applicable securities, Tax, employment or other Laws and regulations. No access or information provided by Parent or Seller shall constitute any expansion of or additional representations or warranties beyond those specifically set forth in this Agreement. Notwithstanding the foregoing, neither of Parent or Seller shall be required to provide access to or disclose information where such access or disclosure would, in the reasonable judgment of Parent or Seller, jeopardize protections afforded Parent or Seller under the attorney-client privilege or the attorney work product doctrine or result in the disclosure of any trade secret.

4.3    Tax Matters.

(A)    All transfer, documentary, excise, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with the consummation of the Transactions, shall be borne equally by Buyer and Parent.

(B)    Any real property, personal property or similar ad valorem Taxes applicable to the Purchased Assets for a taxable period that includes but does not end on the Closing Date shall be paid by Buyer or Parent, as applicable, and such Taxes shall be apportioned between Buyer and Parent based on the number of days in the portion of the taxable period that ends on the Closing Date (the “Pre-Closing Tax Period”) and the number of days in the entire taxable period. Parent shall pay Buyer an amount equal to any such Taxes payable by Buyer which are attributable to the Pre-Closing Tax Period, and Buyer shall pay Parent an amount equal to any such Taxes payable by Parent or Seller which are not attributable to the Pre-Closing Tax Period. Such payments shall be made on or prior to the Closing Date or, if later, on the date such Taxes are due (or thereafter, promptly after request by Buyer or Parent if such Taxes are not identified by Buyer or Parent on or prior to the Closing Date).

(C)    Buyer shall not (and shall not cause or permit SinglePlatform to) file, amend, re-file or otherwise modify any Tax Return or Tax election, initiate any voluntary disclosure, or agree to the waiver or any extension of the statute of limitations, in each case, for SinglePlatform with respect to any Taxable period (or portion thereof) ending on or before the Closing Date, without the prior written consent of Parent (which consent shall not be unreasonably withheld or delayed).

(D)    Buyer and Parent and their respective Affiliates shall cooperate in the preparation of all Tax Returns and the conduct of all Tax audits or other administrative or judicial proceedings relating to the determination of any Tax for any Tax periods for which one Party could reasonably require the assistance of the other Party in obtaining any necessary information.

(E)    Parent shall have the right, at its own expense, to control any Tax audit and contest, resolve and defend against any assessment, notice of deficiency, or other adjustment or proposed adjustment relating to any and all Taxes for any taxable period (or portion thereof) ending on or before the Closing Date with respect to SinglePlatform and with respect to all Taxes of Parent or Seller.

4.4    Employees.

(A)    On and following the Closing, all Business Employees shall remain employees of Seller or an Affiliate through the Transition Period. Buyer or an Affiliate shall be obligated to offer employment to all Business Employees who remain employed by Seller or an Affiliate as of the end of the Transition Period in connection with the Transactions. Seller shall provide services to Buyer following the Closing until the expiration of the Transition Period in accordance with the Transition Services Agreement. Seller will use reasonable efforts to require all Business Employees to sign a confidentiality and non-disclosure agreement with Buyer in connection with the Transition Services Agreement. Each Business Employee will continue to be covered by the applicable Seller Plans on and after the Closing while employed by Seller or an Affiliate.

(B)    Seller and Parent shall be solely responsible for offering and providing COBRA coverage with respect to any qualified beneficiary who is covered on the Closing Date by a Benefit Plan of Seller or Parent that is a group health plan, and to any qualified beneficiary who experiences a qualifying event at any time before, on, or after the Closing Date while covered under such Benefit Plan. For purposes of the foregoing, “qualified beneficiary,” “group health plan,” and “qualifying event” shall have the meanings ascribed thereto in Section 4980B of the Code and the regulations thereunder.

(C)    Offers of employment shall be made by Buyer or an Affiliate to all Business Employees who remain employed (and have not provided notice of resignation) by Seller or an Affiliate at least thirty (30) days prior to the expiration of the Transition Period, including those on vacation or leave (other than leaves in violation of Seller’s policies or procedures and not legally required to be provided), to be effective upon the expiration of the Transition Period. Each offer shall (i) provide for a base salary or base wages and annual cash incentive opportunity that are, in the aggregate, comparable to the base salary or base wages and annual cash incentive opportunities which such Business Employee currently receives and (ii) provide for employee benefits (other than change-in-control, retention and equity-related benefits) that are comparable to those employee benefits (other than change-in-control, retention and equity-related benefits) provided to similarly situated employees of Buyer or an Affiliate at the time of the offer; provided, that, in no event shall any such offer provide for a requirement that such Business Employee relocate to an office that is more than ten (10) miles from such Business Employee’s current work location.

(D)    Any such Business Employee who accepts such offer of employment and commences employment with Buyer or an Affiliate (a “New Buyer Employee”) shall become an employee of Buyer or an Affiliate as of such Business Employee’s Employment Commencement Date. Buyer shall be responsible for and shall indemnify Parent and Seller with respect to (I) any liability or obligation arising out of Buyer’s activities in connection with offering employment to and/or hiring any Business Employee, (II) any WARN Act or similar state or local Law that is triggered by the actions of Buyer or any of its Affiliates, but only insofar as such actions occur on or after the Closing Date, (III) any amounts to which any New Buyer Employee becomes entitled in connection with a termination of employment with Buyer after the Closing Date, (IV) the employment as a New Buyer Employee on or after the Employment Commencement Date, and (V) any liability or obligation in connection with a termination of employment arising out of any failure by any Business Employee to accept Buyer’s offer of employment prior to the expiration of the Transition Period, but solely to the extent such offer does not comply with the requirements of Section 4.4(C). From and after the Employment Commencement Date, Buyer shall not terminate any New Buyer Employees during the first ninety (90) days following the conclusion of the Transition Period, other than for “cause,” if such termination would cause Seller or any of its Affiliates to incur any liability under the WARN Act or any similar state or local Law. Seller will provide to Buyer, no later than the expiration of the Transition Period, a list of any employees of Seller or its Affiliates who have experienced or will experience an employment loss or layoff (as defined in the WARN Act or any similar state or local Law) within 90 days prior to the expiration of the Transition Period and who are located at a site of employment where New Buyer Employees will be located following the Closing, along with the date and site of the employment loss or layoff. Each New Buyer Employee shall be eligible to participate in the employee benefit plans of Buyer to the same extent as any similarly situated and geographically located employee of Buyer. Buyer shall credit each New Buyer Employee’s length of service with Parent, Seller or SinglePlatform for purposes of eligibility, vesting and calculating entitlement to vacation days, sick days, and severance, or long service payments or establishing the level of employee pension contributions (but not benefit accrual under any pension or retirement plan) to the same extent such service was recognized under the plan, program, policy, or arrangement of SinglePlatform, Parent or Seller that most closely resembles that to be offered by Buyer.

(E)    Prior to the Closing Date, Parent or Seller, as applicable, shall, at the request of Buyer, use reasonable efforts to facilitate meetings between representatives of Buyer and the Business Employees for the purpose of facilitating the hiring of such employees after the Closing. Parent and Seller hereby consent to the hiring of any such Business Employees by Buyer effective as of the end of the Transition Period and waive, with respect to the employment by Buyer of such Business Employees, any claims or rights Parent, Seller or their respective Affiliates may have against Buyer under the Confidentiality Agreement, dated as of August 30, 2019, previously entered into between Buyer and The Endurance International Group, Inc. (the “Confidentiality Agreement”) and, solely to the extent necessary to permit their employment by Buyer, any noncompetition or nonsolicitation agreements that would otherwise prohibit such employment, provided that no waiver extends to any confidentiality or other restrictive covenants that run in favor of Parent, Seller or their respective Affiliates and are not related to the Business.

(F)    Nothing contained in this Agreement shall confer upon any New Buyer Employee any rights or remedies of any nature or kind whatsoever under or by reason of this Agreement or any document contemplated hereby, including any right to employment or to any benefits that may be provided, directly or indirectly, under any employee benefit plan, policy or arrangement of Buyer, SinglePlatform, Parent or Seller, nor shall anything contained in this Agreement or any other document contemplated hereby constitute an amendment to, or a limitation on or restriction against the right of Buyer, SinglePlatform, Parent or Seller to amend, modify or terminate any such plan, policy or arrangement or the terms or conditions of employment, or give any individual third party beneficiary rights.

4.5    Proprietary Information. Each of Buyer, Seller and Parent (a “Receiving Party”) shall hold, and shall use commercially reasonable efforts to cause its Affiliates, consultants and advisors to hold, in strict confidence all information concerning the other Party furnished to it by the other Party (the “Disclosing Party”) or the Disclosing Party’s Affiliates or representatives at any time prior to Closing or following the Closing pursuant to Section 4.2 (except to the extent such information (A) is or becomes generally available to the public other than as a result of a disclosure by the Receiving Party (or its Affiliates, consultants or advisors) in violation of the terms of this Section 4.5, (B) was within the possession of the Receiving Party prior to it being furnished to the Receiving Party by or on behalf of the Disclosing Party pursuant hereto, provided, that the source of such information was not known by the Receiving Party at the time of receipt to be bound by a confidentiality agreement with or other contractual, legal or fiduciary obligation of confidentiality to the Disclosing Party or any other party with respect to such information, (C) is or becomes available to the Receiving Party from a source other than the Disclosing Party (or its Affiliates or representatives), provided, that such source is not, to the Receiving Party’s knowledge at the time of receipt, bound by a confidentiality agreement with or other contractual, legal or fiduciary obligation of confidentiality to the Disclosing Party or any other party with respect to such information, or (D) was or is independently developed by the Receiving Party without utilizing any such information or violating any of the Receiving Party’s obligations under this Agreement), and the Receiving Party shall not release or disclose such information to any other Person, except its auditors, attorneys and financial advisors, unless compelled to disclose such Information by judicial or administrative process or by other requirements of Law or so as not to violate the rules of any stock exchange; provided, however, that in the case of disclosure compelled by judicial or administrative process, the Receiving Party shall (to the extent permitted by applicable Law) notify the Disclosing Party promptly of the request or requirement so that the Disclosing Party may seek an appropriate protective order or waive compliance with the provisions of this Section 4.5. If, in the absence of a protective order or the receipt of a waiver hereunder, the Receiving Party is compelled to disclose any information by judicial or administration process, such Receiving Party may so disclose the information; provided, however, that at the written request of the Disclosing Party, the Receiving Party shall use commercially reasonable efforts to obtain, at the expense of the Disclosing Party, an order or other assurance that confidential treatment will be accorded to such portion of the Information required to be disclosed.

4.6    Collection of Accounts Receivable; Other Amounts. Parent and Seller agree that they shall forward promptly to Buyer any monies, checks or instruments received by Parent or Seller after the Closing Date with respect to the Acquired Accounts Receivable. Parent and Seller shall provide to Buyer such reasonable assistance as Buyer may request with respect to the collection of any such amounts; provided, that the foregoing shall not require Parent or Seller to bring any legal action against any third party or to incur any out of pocket expenses in connection with such collection efforts.

4.7    Bulk Transfer Laws. Buyer acknowledges that none of SinglePlatform, Parent or Seller will comply with the provisions of the bulk transfer Laws of any jurisdiction in connection with the Transactions.

4.8    Restrictive Covenants.

(A)    None of Parent, Seller or any of their respective Subsidiaries or Affiliates (each a “Restricted Party”) shall, directly or indirectly, anywhere in the world for a period of two (2) years from the Closing Date (the “Restricted Period”), engage as an owner, representative or otherwise, in any business that derives any of its revenue from operating a Competitive Business; provided, however, that the nothing contained in this Section 4.8 or otherwise shall prohibit any Restricted Party from:

(i)    Owning, directly or indirectly, solely as a passive investment, securities of any Person that offers products or services similar to the Competing Business, if the Restricted Parties do not, directly or indirectly, own more than two percent (2%) of any class of securities of such Person;

(ii)    Engaging in the activities, services or businesses set forth on Schedule 4.8(A)(ii); and

(iii)    Performing its obligations under this Agreement and any Transaction Document or otherwise taking actions in connection with the transactions contemplated hereby and thereby.

(B)    During the Restricted Period none of the Restricted Parties shall, directly or indirectly, (i) recruit or solicit for employment any New Buyer Employee; provided that nothing in this Section 4.8(B) shall prohibit any Restricted Party from (x) conducting general solicitation, by advertisement, search firm or otherwise, not specifically targeted at such employees, (y) receiving and acting upon responses or inquiries from such employees (other than those employees listed on Schedule 4.8(B)) as a result of general solicitation or otherwise not as a result of such Restricted Party’s active recruitment or solicitation, or (z) recruiting or soliciting for employment any employee whose employment with Buyer has been terminated by Buyer, or (ii) intentionally cause, induce or encourage any client, customer, supplier or licensor of the Business or any other Person who has a material business relationship with the Business, in each case as of the Closing, to terminate or materially and adversely modify any such relationship with the Business; provided, that the foregoing shall not prohibit any Restricted Party from contacting, soliciting or otherwise communicating with such persons in the ordinary course of business so long as such contact does not entail any activity expressly prohibited by this Section 4.8.

(C)    Parent and Seller acknowledge and agree that the duration and geographic scope of the restrictions and covenants set forth in this Section 4.8 are reasonable. In the event that a court or arbitrator determines that the duration or the geographic scope, or both, are unreasonable and that such provision is to that extent unenforceable, the Parties agree that the provision shall remain in full force and effect for the greatest time period and in the greatest area that would not render it unenforceable.

4.9    Further Assurances. At any time and from time to time after the Closing Date, as and when requested by any Party hereto and at such Party’s expense, the other Party shall promptly execute and deliver, or cause to be executed and delivered, all such documents, instruments and certificates and shall take, or cause to be taken, all such further or other actions (including cooperating in filing reports with governmental authorities to the extent required under applicable Law in any non-U.S. jurisdiction) that the other Party may reasonably request as are necessary to evidence and effectuate the Transactions; provided, that the foregoing shall not enlarge the Parties’ respective obligations under this Agreement. As promptly as practicable following the Closing, Buyer shall replace the security deposit under the Lease, and procure the release of Parent’s (or its Affiliate’s) security deposit under the Lease, in each case in accordance with the Landlord’s requirements, including by obtaining a replacement letter of credit if required by the Landlord.

ARTICLE V

INDEMNIFICATION

5.1    Indemnification by Parent and Seller. Subject to the terms and conditions of this Article V, from and after the Closing, Parent and Seller shall indemnify Buyer in respect of, and hold each Buyer Indemnified Person harmless against, any and all debts, obligations and other liabilities, monetary damages, fines, penalties, costs and expenses (including reasonable attorneys’ fees and expenses) (collectively, “Damages”) incurred or suffered by a Buyer Indemnified Person:

(A)    to the extent resulting from any breach of any representation or warranty of Parent or Seller contained in this Agreement;

(B)    to the extent resulting from any failure to perform any covenant or agreement of Parent or Seller contained in this Agreement;

(C)    to the extent resulting from or constituting Excluded Liabilities or resulting from the use or ownership (or other interest) of the Excluded Assets by Parent, Seller or any of their Affiliates; or

(D)    to the extent resulting from any failure of Parent or Seller to have complied with or to have performed, before the Closing Date, all of the obligations of the tenant under the Lease that relate to the period, or were to be performed, before the Closing Date.

The events described in clauses (A) through (C) above, each, a “Buyer Indemnification Event.”

5.2    Indemnification by Buyer. Subject to the terms and conditions of this Article V, from and after the Closing, Buyer shall indemnify Parent and Seller in respect of, and hold each Seller Indemnified Person harmless against, any and all Damages incurred or suffered by any Seller Indemnified Person:

(A)    to the extent resulting from any breach of any representation or warranty of Buyer contained in this Agreement;

(B)    to the extent resulting from any failure to perform any covenant or agreement of Buyer contained in this Agreement;

(C)    to the extent resulting from or constituting Assumed Liabilities or resulting from the conduct or operations of the Business or operation or use of the Purchased Assets from and after the Closing; or

(D)    to the extent resulting from failure of Buyer to comply with or to perform, from and after the Closing Date, all of the obligations of the tenant under the Lease that relate to the period, and arise on or after the Closing Date and are to be performed on or after the Closing Date.

The events described in clauses (A) through (C) above, each, a “Seller Indemnification Event.”

5.3    Indemnification Claims.

(A)    As used in this Agreement, the following terms shall have the following meanings:

(i)    “Indemnified Party” means and includes:

(1)	with respect to a Buyer Indemnification Event, Buyer and its Affiliates, successors and assigns (in their capacities as such) (the “Buyer Indemnified Persons”); or

(2)	with respect to a Seller Indemnification Event, Parent, Seller, and their respective Affiliates, successors and assigns (in their capacities as such) (the “Seller Indemnified Persons”).

(ii)    “Indemnifying Party” means and includes:

(1)	with respect to a Buyer Indemnification Event, Parent, Seller and their respective successors and permitted assigns (“Seller Indemnifying Persons”); or

(2)	with respect to a Seller Indemnification Event, Buyer and its successors and permitted assigns (“Buyer Indemnifying Persons”).

(B)    All claims for indemnification made under this Agreement resulting from a Third Party Action shall be made in accordance with the following procedures. An Indemnified Party shall give written notification to an Indemnifying Party of the commencement of any Third Party Action for which indemnification may be sought or, if earlier, upon the assertion of any such Third Party Action. Such notification shall be given promptly and in any event within thirty (30) days after receipt by the Indemnified

Party of notice of such Third Party Action, and shall describe in reasonable detail (to the extent known by the Indemnified Party) the facts constituting the basis for such Third Party Action and the amount of the claimed damages; provided, that no delay or failure on the part of the Indemnified Party in so notifying the Indemnifying Party shall relieve the Indemnifying Party of any liability hereunder except to the extent that the Indemnifying Party is prejudiced by the Indemnified Party’s failure to give such notice. The Indemnifying Party may, upon written notice thereof to the Indemnified Party, assume control of the defense of such Third Party Action with counsel reasonably satisfactory to the Indemnified Party; provided, however, that the Indemnifying Party shall not be entitled to assume control of the defense of such Third Party Action if (i) the Third Party Action is criminal in nature, (ii) the Third Party Action seeks material injunctive relief or other material equitable remedies against the Indemnified Party(ies) that cannot be separated from the claim for monetary damages or (iii) the Third Party Action is related to Taxes. If the Indemnifying Party does not so assume control of the defense of such Third Party Action, the Indemnified Party shall control such defense. The Non-controlling Party may participate in such defense at its own expense The Non-controlling Party shall furnish the Controlling Party with such information as it may have with respect to such Third Party Action (including copies of any summons, complaint or other pleading which may have been served on such party and any written claim, demand, invoice, billing or other document evidencing or asserting the same) and shall otherwise cooperate with and assist the Controlling Party in the defense of such Third Party Action.

(C)    The Indemnified Party shall not agree to any settlement of any Third Party Action without the prior written consent of the Indemnifying Party. The Indemnifying Party shall not agree to any settlement of any Third Party Action that does not include a complete release of the Indemnified Party from all liability with respect thereto or that imposes any obligation or liability on the Indemnified Party without the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld, conditioned or delayed.

(D)    An Indemnified Party wishing to assert a claim for indemnification under this Article V that is not subject to a Third Party Action shall deliver to the Indemnifying Party a Claim Notice. Within thirty (30) days after delivery of a Claim Notice, the Indemnifying Party shall deliver to the Indemnified Party a Response, in which the Indemnifying Party shall: (i) agree that the Indemnified Party is entitled to receive all of the Claimed Amount set forth in the Claim Notice (in which case such Response shall be accompanied by (A) if Buyer is the Indemnifying Party, a payment by Buyer to the Indemnified Party of such Claimed Amount, by check or by wire transfer or (B) if Parent or Seller is the Indemnifying Party, a payment by Seller to the Indemnified Party of such Claimed Amount, by check or by wire transfer), (ii) agree that the Indemnified Party is entitled to receive part, but not all, of the Claimed Amount set forth in the Claim Notice (the “Agreed Amount”) (in which case such Response shall be accompanied by (A) if Buyer is the Indemnifying Party, a payment by Buyer to the Indemnified Party of the Agreed Amount, by check or by wire transfer or (B) if Parent or Seller is the Indemnifying Party, a payment by Parent or Seller to the Indemnified Party by check or wire transfer of the Agreed Amount, or (iii) contest that the Indemnified Party is entitled to receive the Claimed Amount set forth in the Claim Notice or a portion thereof. If the Indemnifying Party in such Response contests the payment of all or part of the Claimed Amount, the Indemnifying Party and the Indemnified Party shall use good faith efforts to resolve such dispute. If such dispute is not resolved within sixty (60) days following the delivery by the Indemnifying Party of such Response, the Indemnifying Party and the Indemnified Party shall each have the right to seek resolution of such dispute in accordance with the provisions of Section 7.14.

5.4    Survival.

(A)    The representations and warranties of Parent and Seller, on the one hand, and Buyer, on the other hand, set forth in this Agreement shall survive the Closing and the consummation of the Transactions and continue until the first anniversary of the Closing Date, at which time they shall expire.

Notwithstanding the foregoing, (i) the representations and warranties of Parent and Seller contained in Sections 2.1 (Organization, Qualification, Corporate Power, Capitalization), 2.2 (Authorization), 2.3(A) (Noncontravention of Organizational Documents), and 2.17 (Tax Matters) (the “Seller Fundamental Representations”) and of Buyer contained in Sections 3.1 (Organization and Power), 3.2 (Authorization), and 3.3(A) (Noncontravention of Organizational Documents) (the “Buyer Fundamental Representations”) shall survive the Closing and the consummation of the Transactions and continue until six (6) months following the expiration of the applicable statute of limitations and (ii) the representations and warranties of Parent and Seller contained in Sections 2.6 (Undisclosed Liabilities), 2.8 (Intellectual Property), 2.13 (Employees; Independent Contractors), and 2.14 (Employee Benefits) shall survive the Closing and the consummation of the Transactions and continue until the date that is eighteen (18) months following the Closing Date.

(B)    Claims for breaches of the covenants or other agreements contained in this Agreement that contemplate performance prior to the Closing shall survive until the twelve (12) month anniversary of the Closing Date. Each of the covenants and agreements which by their terms contemplate performance after the Closing Date shall survive the Closing only until the expiration of the term of the undertaking set forth in such agreement and covenant.

(C)    No Party shall have any obligation or liability of any nature with respect to any representation, warranty, agreement or covenant after the termination thereof.

(D)    If an Indemnified Party delivers to the Indemnifying Party, before expiration of a representation or warranty, a Claim Notice based upon a breach of such representation or warranty, then the applicable representation or warranty shall survive until, but only for purposes of, the resolution of the claims specified in such Claim Notice. If a Third Party Action or written claim with respect to which a Claim Notice has been given is definitively withdrawn or resolved in favor of the Indemnified Party, the Indemnified Party shall promptly so notify the Indemnifying Party.

(E)    It is the express intent of the Parties that, if the applicable survival period for an item as contemplated by this Section 5.4 is shorter than the statute of limitations that would otherwise have been applicable to such item, then, by contract, the applicable statute of limitations with respect to such item shall be reduced to the shortened survival period contemplated hereby. The Parties further acknowledge that the time periods set forth in this Section 5.4 for the assertion of claims under this Agreement are the result of arms’-length negotiation among the Parties and that they intend for the time periods to be enforced as agreed by the Parties.

(F)    For purposes of calculating Damages hereunder and determining the failure of any representations or warranties to be true and correct, any materiality or Material Adverse Effect qualifications in the representations and warranties shall be disregarded.

5.5    Limitations on Liability.

(A)    Notwithstanding anything to the contrary contained in this Agreement, each of the following limitations shall apply:

(i)    (a) the amount of Damages that may be recovered from Parent and Seller under Section 5.1(A) (other than with respect to Damages resulting from any breach of the Seller Fundamental Representations or Sections 2.6, 2.8, 2.13 or 2.14) shall not exceed five million one hundred thousand dollars ($5,100,000.00); (b) the amount of Damages that may be recovered from Parent and Seller under Section 5.1(A) resulting from any breach of Section 2.6 shall not exceed seven million six hundred and fifty thousand dollars ($7,650,000); (c) the amount of Damages that may be recovered from Parent and

Seller under Section 5.1(A) resulting from any breach of Sections 2.8, 2.13 or 2.14 shall not exceed fifteen million three hundred thousand dollars ($15,300,000.00); and (c) the aggregate liability of Parent and Seller for Damages under Section 5.1(A) (including resulting from any breach of the Seller Fundamental Representations) shall not exceed an amount equal to the Base Purchase Price; and

(ii)    Parent and Seller shall be liable under Section 5.1(A) only after the aggregate Damages under such Section, considered together, exceed five hundred ten thousand dollars ($510,000.00) (the “Deductible”), at which point Buyer shall be permitted to recover only such Damages in excess of the Deductible; provided, however, that such limitation shall not apply with respect to Damages resulting from any breach of the Seller Fundamental Representations.

The limitations of this Section 5.5(A) shall not apply (i) to any claim described in paragraphs (B) or (C) of Section 5.1, or (ii) in the case of Fraud by Parent or Seller; provided, however, that, except in the case of Fraud by either such Party, the aggregate liability of Parent and Seller for all Damages under this Article V shall not exceed an amount equal to the Base Purchase Price.

(B)    Subject to Section 7.13, and except in the case of Fraud by a Party, from and after the Closing, the rights of the Indemnified Parties under this Article V shall be the sole and exclusive remedies of the Indemnified Parties and their respective Affiliates with respect to claims resulting from any breach of any representation or warranty or failure to perform any covenant or agreement contained in this Agreement or otherwise relating to the Transactions. Without limiting the generality of the immediately preceding sentence, in no event shall Buyer, its successors or permitted assigns be entitled to claim or seek rescission of the Transactions.

(C)    In no event shall any Indemnifying Party be responsible or liable for any Damages or other amounts under this Article V that are (i) consequential, punitive, special, incidental or indirect, or special or indirect losses, including business interruption, loss of future revenue, profits or income, or loss of business reputation or opportunity, or (ii) contingent, unless and until such Damages are actual and mature; provided, that, with respect to Damages described in clause (i), nothing herein shall prohibit a Party from recovering such Damages that are ultimately awarded to a third party in connection with a Third Party Claim that is ultimately determined to be indemnifiable pursuant to Section 5.1 or Section 5.2, as the case may be. Each Party shall (and shall cause its Affiliates to) use reasonable efforts to pursue all legal rights and remedies available in order to minimize the Damages for which indemnification is provided to it under this Article V.

(D)    The amount of Damages recoverable by an Indemnified Party under this Article V with respect to an indemnity claim shall be reduced by the amount of any payment received by such Indemnified Party (or an Affiliate thereof), with respect to the Damages to which such indemnity claim relates, under insurance policies or similar arrangements with third parties with respect to such Damages. If an Indemnified Party (or an Affiliate) receives any insurance payment or similar third party recovery in connection with any claim for Damages for which it has already received an indemnification payment from the Indemnifying Party, it shall pay to the Indemnifying Party, within thirty (30) days of receiving such insurance payment, an amount equal to the excess of (i) the amount previously received by the Indemnified Party under this Article V with respect to such claim plus the amount of the insurance payments received, over (ii) the amount of Damages with respect to such claim which the Indemnified Party has become entitled to receive under this Article V; provided, that the amount of such payment to the Indemnifying Party shall not exceed the amount previously received by the Indemnified Party from such Indemnifying Party in respect of such claim pursuant to this Article V. An Indemnified Party shall use reasonable commercial efforts to pursue, and to cause its Affiliates to pursue, all insurance claims to which it may be entitled in connection with any Damages it incurs, and the Parties shall cooperate with each other in pursuing insurance claims with respect to any Damages or any indemnification obligations with respect to any Damages.

5.6    Tax Treatment of Indemnity Payments. The Parties agree to treat any indemnity payments made pursuant to this Article V as an adjustment to the Purchase Price for income Tax purposes.

ARTICLE VI

DEFINITIONS

For purposes of this Agreement, each of the following terms shall have the meaning set forth below.

“Acquired Accounts Receivables” shall have the meaning set forth in Section 1.1(F).

“Affiliate” shall mean any affiliate, as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended.

“Agreed Amount” shall have the meaning set forth in Section 5.3(D).

“Agreement” shall have the meaning set forth in the first paragraph of this Agreement.

“Allocation” shall have the meaning set forth in Section 1.10.

“Asset Purchase” means the purchase of the Purchased Assets and the assumption of the Assumed Liabilities by Buyer from Seller in accordance with the terms of this Agreement.

“Assigned Contracts” shall have the meaning set forth in Section 1.1(C).

“Assigned Intellectual Property” shall have the meaning set forth in Section 1.1(E).

“Assignment and Assumption Agreement” shall have the meaning set forth in Section 1.6(A)(iii).

“Assumed Liabilities” shall have the meaning set forth in Section 1.3.

“Balance Sheet” shall have the meaning set forth in Section 2.4(A).

“Balance Sheet Date” shall have the meaning set forth in Section 2.4(A).

“Base Purchase Price” shall mean fifty-one million dollars ($51,000,000.00).

“Benefit Arrangement” shall mean any arrangement to provide to one or more Business Employees benefits, other than salary or under a Benefit Plan, as compensation for services rendered, including employment or consulting agreements, severance agreements or pay policies, stay or retention bonuses or compensation, executive or incentive compensation programs or arrangements, incentive programs or arrangements, sick leave, vacation pay, plant closing benefits, patent award programs, salary continuation for disability, consulting, or other compensation arrangements, workers’ compensation, retirement, deferred compensation, bonus, stock option or purchase plans or programs, hospitalization, medical insurance, life insurance, tuition reimbursement or scholarship programs, employee discount programs, meals, travel, or vehicle allowances, any plans subject to Section 125 of the Code and any plans providing benefits or payments in the event of a change of control, change in ownership or effective control, or sale of a substantial portion (including all or substantially all) of the assets of any business or portion thereof.

“Benefit Plan” shall mean an employee benefit plan as defined in ERISA Section 3(3) covering one or more Business Employees together with plans or arrangements that would be so defined if they were not (A) otherwise exempt from ERISA by that or another section, (B) maintained outside the United States or (C) individually negotiated or applicable only to one Person.

“Bill of Sale” shall have the meaning set forth in Section 1.6(A)(ii).

“Books and Records” shall have the meaning set forth in Section 1.1(I).

“Business” shall mean the SinglePlatform digital storefront, which provides local businesses the ability to create and manage digital storefront listings, including enhanced content such as restaurant or services menus, pricing, venue and item photos to SinglePlatform’s publisher network.

“Business Day” shall mean any weekday of the year on which national banking institutions in the State of New York are open to the public for conducting business and are not required to close.

“Business Employee” shall have the meaning set forth in Section 2.13(A).

“Business Material Adverse Effect” shall mean any change, effect or circumstance that is materially adverse to the business, financial condition or results of operations of the Business; provided, however, that a “Business Material Adverse Effect” shall not include any adverse change, effect or circumstance directly or indirectly resulting from or arising out of (A) actions taken by the Parties in connection with this Agreement or at the request or with the consent of any Party, or the failure to take any action prohibited by this Agreement, (B) the negotiation, execution, announcement, pendency or performance of this Agreement or the Transactions, the consummation of the Transactions or any public communications by any Party regarding this Agreement or the Transactions, including, in any such case, the impact thereof on relationships, contractual or otherwise, with customers, suppliers, vendors, investors or employees and the identity of Buyer and its Affiliates, (C) changes in the Business’s industry or in markets generally and not specifically relating to the Business, (D) changes in economic conditions or financial markets in any country or region or globally, including changes in interest or exchange rates and changes in currency and credit markets, (E) changes in general legal, tax, regulatory, political or business conditions in any country or region, (F) acts of war, armed hostilities, sabotage or terrorism, or any escalation or worsening of any such acts of war, armed hostilities, sabotage or terrorism threatened or underway as of the date of this Agreement, (G) any failure by the Business to meet any projections, guidance, estimates, forecasts or milestones for or during any period ending on or after the date hereof, (H) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions and other force majeure events in any country or region or (I) changes in Law (or the interpretation thereof) or changes in accounting standards (or the interpretation thereof); provided, that clauses (C), (D), (E) and (I) shall not apply to the extent that any such change, effect or circumstance adversely effects the Business in a manner materially disproportionate to the effect on other businesses in the same industry. For the avoidance of doubt, the Parties agree that the terms “material,” “materially” or “materiality” as used in this Agreement with an initial lower case “m” shall have their respective customary and ordinary meanings, without regard to the meaning ascribed to Material Adverse Effect.

“Buyer” shall have the meaning set forth in the first paragraph of this Agreement.

“Buyer Fundamental Representations” shall have the meaning set forth in Section 5.4(A).

“Buyer Indemnification Event” shall have the meaning set forth in Section 5.1.

“Buyer Indemnified Persons” shall have the meaning set forth in Section 5.3(A)(i)(1).

“Buyer Indemnifying Persons” shall have the meaning set forth in Section 5.3(A)(ii)(2).

“Buyer Material Adverse Effect” means any change, effect or circumstance that (A) results in a material adverse effect on the assets, business, financial condition or results of operations of Buyer or (B) prevents, or materially impairs or delays, the ability of Buyer to consummate the Transactions.

“Cash” shall have the meaning set forth in Section 1.2(C).

“Claimed Amount” shall mean the amount of any Damages incurred or reasonably expected to be incurred by the Indemnified Party.

“Claim Notice” shall mean written notification which contains (A) a description of the Damages paid, incurred, sustained, accrued or reasonably expected to be paid, incurred, sustained or accrued by the Indemnified Party and the Claimed Amount of such Damages, (B) a statement that the Indemnified Party is entitled to indemnification under Article V for such Damages and a reasonable explanation of the basis therefor, and (C) a demand for payment in the amount of such Damages.

“Closing” shall have the meaning set forth in Section 1.5.

“Closing Cash” shall mean any Cash held by the Business as of the Closing that Parent determines in good faith would not be practicable or advisable to separate from the Business, including any unrefunded security deposit associated with a Purchased Asset or Assumed Liability.

“Closing Date” shall have the meaning set forth in Section 1.5.

“Closing Indebtedness” shall mean, without duplication, any liability or obligation of the Business, including all obligations in respect of principal, accrued interest, penalties, fees and premiums, outstanding as of the Closing and included in the Assumed Liabilities that is (A) for borrowed money (including amounts outstanding under overdraft facilities), (B) evidenced by notes, bonds, debentures or other similar obligations, and (C) in the nature of guarantees of the obligations described in clauses (A) or (B) above of any other Person.

“Closing Statement” shall have the meaning set forth in Section 1.7(A).

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Competitive Business” shall mean restaurant menu management and syndication.

“Confidentiality Agreement” shall have the meaning set forth in Section 4.4(E).

“Controlling Party” shall mean the party controlling the defense of any Third Party Action.

“Covered Communication” shall have the meaning set forth in Section 7.17(B).

“Current D&O Insurance” means the current policies of the directors’ and officers’ liability insurance maintained by (or for the benefit of) SinglePlatform as of the date of this Agreement.

“Current Representation” shall have the meaning set forth in Section 7.17(A).

“Damages” shall have the meaning set forth in Section 5.1.

“Deductible” shall have the meaning set forth in Section 5.5(A)(ii).

“Deferred Consent” shall have the meaning set forth in Section 1.8(B).

“Deferred Item” shall have the meaning set forth in Section 1.8(A).

“Designated Contracts” shall have the meaning set forth in Section 2.10.

“Designated Person” shall have the meaning set forth in Section 7.17(A).

“Disclosing Party” shall have the meaning set forth in Section 4.5.

“Disclosure Schedule” shall mean the disclosure schedule delivered by Seller to Buyer on the date of this Agreement.

“Dispute” shall have the meaning set forth in Section 7.14(A).

“Dispute Notice” shall have the meaning set forth in Section 7.14(A).

“Dispute Response” shall have the meaning set forth in Section 7.14(A).

“Documentation” shall mean printed, visual or electronic materials, reports, white papers, documentation, specifications, designs, flow charts, code listings, instructions, user manuals, frequently asked questions, release notes, recall notices, error logs, diagnostic reports, marketing materials, packaging, labeling, service manuals and other information describing the use, operation, installation, configuration, features, functionality, pricing, marketing or correction of a product, whether or not provided to end users.

“Domains” means the internet domain names identified on Schedule VI-A.

“Employment Commencement Date” shall mean the date on which a Business Employee commences employment with the Buyer or any Affiliate thereof.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean any entity that is, or at any applicable time was, a member of (A) a controlled group of corporations (as defined in Section 414(b) of the Code), (B) a group of trades or businesses under common control (as defined in Section 414(c) of the Code), or (C) an affiliated service group (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code), any of which includes or included SinglePlatform or Seller.

“Excluded Assets” shall have the meaning set forth in Section 1.2.

“Excluded Contracts” shall have the meaning set forth in Section 1.2(E).

“Excluded Liabilities” shall have the meaning set forth in Section 1.4.

“Expired Contract” shall mean any agreement or contract to which SinglePlatform is a party or which is included in the Purchased Assets that has (A) expired or been terminated pursuant to its terms and (B) with respect to agreements and contracts with customers of the Business or users of the products of the Business, no ongoing maintenance or support obligations.

“Exploit” or “Exploitation” shall mean develop, design, test, modify, make, use, sell, have made, have used, have sold, import, reproduce, market, distribute, commercialize, support, maintain, correct, create derivative works of, sublicense, or otherwise exploit.

“Financial Statements” shall have the meaning set forth in Section 2.4(A).

“Fixed Assets” shall have the meaning set forth in Section 1.1(B).

“Fraud” means, with respect to a Party, shall mean such Party’s knowing and intentional material misstatement or omission made in breach of any representation or warranty in Article II or III hereof, as applicable, with the intent to induce another Person to rely on such misstatement or omission or to act or refrain from acting based on such misstatement or omission, where such other Person did rely on, act or refrain from acting based on such misstatement or omission, and such other Person suffered damages or harm as a result of such reliance.

“GAAP” shall mean United States generally accepted accounting principles.

“Governmental Entity” shall mean any federal, state, local or foreign court, arbitral tribunal, administrative agency or commission or other governmental or regulatory authority or agency.

“Government Official” means any employee, official or other individual acting in an official capacity for any Governmental Entity.

“Indemnified Party” shall have the meaning set forth in Section 5.3(A)(i).

“Indemnifying Party” shall have the meaning set forth in Section 5.3(A)(ii).

“Intellectual Property” shall mean the following subsisting throughout the world and under the Law of any jurisdiction, whether registered or unregistered:

(a)    Patent Rights;

(b)    all United States and foreign trademarks, service marks, trade dress, trade names, brand names, slogans, logos, corporate names, Internet domain names, and other similar source or origin indicators, whether registered or unregistered, and all registrations and applications for registration thereof, and all goodwill related thereto;

(c)    copyrights, designs, data and database rights and registrations and applications for registration thereof and rights associated with works of authorship, including moral rights of authors;

(d)    mask works and registrations and applications for registration thereof and any other rights in semiconductor topologies;

(e)    computer software programs, including all source code, object code, specifications, designs and documentation related to such programs;

(f)    inventions, invention disclosures, statutory invention registrations, trade secrets and confidential business information, know-how, manufacturing and product processes and techniques, research and development information, financial, marketing and business data, pricing and cost information, business and marketing plans and customer and supplier lists and information, whether patentable or nonpatentable, whether copyrightable or non-copyrightable and whether or not reduced to practice; and

(g)    other proprietary rights relating to any of the foregoing (including remedies against infringement or misappropriation thereof and rights of protection of interest therein).

“Interim Financial Statements” shall have the meaning set forth in Section 2.4(A).

“Landlord” shall have the meaning set forth in Section 1.4(J).

“Later Discovered Asset” shall have the meaning set forth in Section 1.9.

“Law” shall mean any federal, state, foreign, or local law, statute, ordinance, rule, regulation, directive, or other requirement or rule of law.

“Lease” shall mean the lease described on Schedule 1.1(J) attached hereto.

“Lease Assignment” shall have the meaning set forth in Section 1.6(A)(v).

“Leased Facility” shall have the meaning set forth in Section 1.1(J).

“Legal Proceeding” shall mean any action, suit, litigation, arbitration or proceeding (including any civil, criminal, administrative or appellate proceeding) commenced, brought, conducted or heard by or before any court or other Governmental Entity or any arbitrator or arbitration panel.

“Lien” shall mean any mortgage, pledge, security interest, encumbrance, charge or other lien (whether arising by contract or by operation of Law), other than Permitted Liens.

“Membership Interests” means all of the issued and outstanding limited liability company membership interests of SinglePlatform.

“New Buyer Employee” shall have the meaning set forth in Section 4.4(D).

“Non-controlling Party” shall mean the party not controlling the defense of any Third Party Action.

“Parent” shall have the meaning set forth in the first paragraph of this Agreement.

“Parties” shall have the meaning set forth in the first paragraph of this Agreement.

“Patent Rights” shall mean patents, patent applications, utility models, design registrations and certificates of invention and other Governmental Entity grants for the protection of inventions or industrial designs (including all related continuations, continuations-in-part, divisionals, reissues and reexaminations).

“Permits” shall have the meaning set forth in Section 1.1(H).

“Permitted Liens” shall mean (A) liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens securing amounts not past due, (B) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by applicable Law, (C) liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the ordinary course of business, (D) liens for Taxes that are not yet due and payable or which are being contested in good faith and by appropriate proceedings, (E) non-exclusive licenses to Intellectual Property, (F) liens arising solely by action of Buyer, (G) liens arising under applicable securities Laws, and (H) liens which are not, individually or in the aggregate, material to the Business or the Purchased Assets.

“Person” shall mean any individual, corporation, partnership, limited liability or limited company, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Entity or other entity.

“Post-Closing Representation” shall have the meaning set forth in Section 7.17(A).

“Pre-Closing Tax Period” shall have the meaning set forth in Section 4.3(B).

“Privacy Laws and Requirements” shall have the meaning set forth in Section 2.8(F).

“Purchase Price” shall mean an amount equal to (A) the sum of (x) the Base Purchase Price, plus (y) the Closing Cash, and minus (B) the Closing Indebtedness.

“Purchased Assets” shall have the meaning set forth in Section 1.1.

“Receiving Party” shall have the meaning set forth in Section 4.5.

“Response” shall mean a written response containing the information provided for in Section 5.3(D).

“Restricted Party” shall have the meaning set forth in Section 4.8(A).

“Restricted Period” shall have the meaning set forth in Section 4.8(A).

“Retained Working Capital” shall mean the working capital of the Business as of 11:59 P.M. on the Business Day immediately prior to the Closing Date, determined in accordance with the methodology set forth on Schedule VI-B. An example calculation of Retained Working Capital as of September 30, 2019 is set forth on Schedule VI-B and the Parties agree that only the line items set forth on Schedule VI-B shall be used in any calculation of Retained Working Capital pursuant to this Agreement.

“Seller” shall have the meaning set forth in the first paragraph of this Agreement.

“Seller Fundamental Representations” shall have the meaning set forth in Section 5.4(A).

“Seller Indemnification Event” shall have the meaning set forth in Section 5.2.

“Seller Indemnified Persons” shall have the meaning set forth in Section 5.3(A)(i)(2).

“Seller Indemnifying Persons” shall have the meaning set forth in Section 5.3(A)(ii)(1).

“Seller Plans” shall have the meaning set forth in Section 2.14(A).

“Seller’s Knowledge,” “Knowledge of Seller,” “Known by Seller” or other words of similar meaning shall mean the actual knowledge on the date hereof after due inquiry with direct reports of the persons listed on Schedule VI-C attached hereto.

“SinglePlatform” means SinglePlatform LLC.

“Software” shall mean computer software code, applications, utilities, development tools, diagnostics, databases and embedded systems, whether in source code, interpreted code or object code form.

“Subsidiary” shall mean, with respect to any Person, any corporation, partnership, trust, limited liability or limited company or other non-corporate business enterprise in which such Person, directly or indirectly, holds stock or other ownership interests representing (A) more than 50% of the voting power of all outstanding stock or ownership interests of such entity or (B) the right to receive more than 50% of the net assets of such entity available for distribution to the holders of outstanding stock or ownership interests upon a liquidation or dissolution of such entity.

“Taxes” shall mean any and all taxes, charges, fees, duties, contributions, levies or other similar assessments or liabilities in the nature of a tax, including income, gross receipts, corporate, ad valorem, premium, value-added, net worth, capital stock, capital gains, documentary, recapture, alternative or add-on minimum, disability, estimated, registration, recording, excise, real property, personal property, sales, use, license, lease, service, service use, transfer, withholding, employment, unemployment, insurance, social security, business organization, environmental, workers compensation, payroll, profits, severance, stamp, occupation, windfall profits, customs duties, franchise and other taxes of any kind whatsoever imposed by any Governmental Entity, and any interest, fines, penalties, assessments or additions to tax imposed with respect to such items or any contest or dispute thereof.

“Tax Returns” shall mean any and all reports, returns, declarations, or statements relating to Taxes, including any schedule or attachment thereto and any related or supporting work papers or information with respect to any of the foregoing, including any amendment thereof.

“Third Party Action” shall mean any Legal Proceeding or threatened Legal Proceeding by a Person other than a Party for which indemnification may be sought under Article V.

“Transaction Document” shall mean this Agreement, the Transition Services Agreement, the Bill of Sale, the Assignment and Assumption Agreement and the Lease Assignment.

“Transactions” means the transactions contemplated by this Agreement.

“Transition Period” means the period during which Business Employees are leased to Buyer under the terms of the Transition Services Agreement.

“Transition Services Agreement” shall have the meaning set forth in Section 1.6(A)(iv).

“WARN” shall have the meaning set forth in Section 2.13(D).

ARTICLE VII

MISCELLANEOUS

7.1    Press Releases and Announcements. None of Buyer, Parent or Seller shall make any public announcement or statement regarding this Agreement or the Transactions without the prior consent of the other Party, such consent not to be unreasonably withheld, conditioned or delayed, except as such release or announcement may be required by Law or the rules or regulations of any stock exchange, in which case the Party required to make the release or announcement shall use reasonable efforts to allow the other Party reasonable time to comment on such release or announcement in advance of such issuance; provided, that each Party may make internal announcements to its (or its Subsidiaries’) employees as reasonably necessary to communicate the relevant details of this Agreement and the Transactions.

7.2    No Third Party Beneficiaries. Except as provided by applicable Law or otherwise expressly provided herein, this Agreement shall not confer any rights or remedies upon any Person (including with respect to any employee or former employee of Seller, Buyer or any of their Affiliates, any right to employment or contractual employment for any specified period) other than the Parties and their respective successors and permitted assigns and, to the extent specified herein, their respective Affiliates.

7.3    Action to be Taken by Affiliates. The Parties shall cause their respective Affiliates to comply with all of the obligations specified in this Agreement to be performed by such Affiliates.

7.4    Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement by and between the Parties and supersedes any prior understandings, agreements or representations by or between the Parties and their respective Affiliates, written or oral, with respect to the subject matter hereof; provided, that the Confidentiality Agreement shall remain in effect in accordance with its terms.

7.5    Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. No Party may assign any of its rights or delegate any of its performance obligations hereunder without the prior written approval of the other Party. Any purported assignment of rights or delegation of performance obligations in violation of this Section 7.5 shall be null and void.

7.6    Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile or by an electronic scan delivered by electronic mail), each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each Party hereto and delivered to the other Party, it being understood that each Party need not sign the same counterpart. This Agreement may be executed and delivered by facsimile or by an electronic scan delivered by electronic mail.

7.7    Headings. The Section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

7.8    Notices. All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any such communication shall be deemed duly delivered: (i) four (4) Business Days after it is sent by registered or certified mail, return receipt requested, postage prepaid; (ii) one (1) Business Day after it is sent for next Business Day delivery via a reputable nationwide overnight courier service if shipped within the United States; or (iii) on the date of receipt if sent by facsimile or electronic transmission (including email), in each case to the intended recipient as set forth below:

If to Parent or Seller:

The Endurance International Group, Inc.

Attn: David C. Bryson, Chief Legal Officer

10 Corporate Drive, Floor 3

Burlington, MA 01803

Email: legalnotices@endurance.com

            lara.mataac@endurance.com

And copy (which shall not constitute notice hereunder) to:

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, MA 02109

Attn: Jay Bothwick, Esq.

Andrew Bonnes, Esq.

Facsimile: (617) 526-5000

Email: jay.bothwick@wilmerhale.com

  andrew.bonnes@wilmerhale.com

If to Buyer:

TripAdvisor LLC

400 1st Ave.

Needham, MA 02494

Attn: General Counsel

Email: skalvert@tripadvisor.com

Any Party may give any notice, request, demand, claim, or other communication hereunder using any other means (including personal delivery, expedited courier, messenger service or ordinary mail), but no such communication shall be deemed to have been duly given unless and until it actually is received by the Party to whom it is intended. Any Party may change the numbers or the addresses to which communications are to be delivered by giving the other Parties notice in the manner provided herein.

7.9    Governing Law. Subject to the provisions of certain Exhibits hereto regarding the application of local Law, all matters arising from or relating to this Agreement and the Transactions (including its interpretation, construction, performance and enforcement) shall be governed by and construed in accordance with the internal Laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of Laws of any jurisdictions other than those of the State of Delaware.

7.10    Amendments and Waivers. Buyer and Parent may mutually amend any provision of this Agreement at any time. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by each Party. No waiver of any right or remedy hereunder shall be valid unless the same shall be in writing and signed by the Party giving such waiver. No waiver by any Party with respect to any default, misrepresentation or breach of warranty or covenant hereunder shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

7.11    Disclosure Generally. The Disclosure Schedule (and any update(s) thereto) shall be arranged in Sections corresponding to the numbered sections contained in Article II, and the disclosure in any Section of the Disclosure Schedule (and any update(s) thereto) shall qualify (i) the corresponding Section in Article II and (ii) the other Sections in Article II to the extent that it is reasonably apparent from such disclosure that it also qualifies or applies to such other Sections. The inclusion of any information in the Disclosure Schedule (or any update thereto) shall not be deemed to be an admission or acknowledgment, in and of itself, that such information is required by the terms hereof to be disclosed, is material to the Business, has resulted in or would result in a Business Material Adverse Effect, or is outside the ordinary course of business.

7.12    Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified.

7.13    Remedies. Each Party acknowledges and agrees that the other Party would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each Party agrees that the other Party may be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state or jurisdiction thereof having jurisdiction over the Parties and the matter.

7.14    Dispute Resolution and Arbitration.

(A)    Except as otherwise expressly provided in Section 7.13, in the event of any dispute, claim or controversy (a “Dispute”) relating to this Agreement or the breach, termination, enforcement, interpretation or validity thereof, including the determination of the scope or applicability of this Section 7.14, the Parties shall attempt to settle such Dispute in the first instance by mutual discussions between representatives of senior management of each Party. Within five (5) Business Days of the receipt by a Party or Parties of a notice from another Party or Parties of the existence of a Dispute (the “Dispute Notice”), the receiving Party or Parties shall submit a written response to the other Party or Parties (the “Dispute Response”). Both the Dispute Notice and the Dispute Response shall include (i) a statement of each disputing Party’s position with regard to the Dispute and a summary of arguments supporting that position; and (ii) the name and title of a senior executive with authority to resolve the dispute who will represent that Party in attempting to resolve the Dispute pursuant to this Section 7.14(A). Within five (5) Business Days of receipt of the Dispute Response, the designated executives shall meet (including by teleconference or video conference) and attempt to resolve the Dispute. All communications made in connection with this clause shall be confidential and shall not be referred to, or admissible for any purpose, in any subsequent proceedings. If any Dispute is not resolved within twenty (20) days of receipt of the Dispute Notice (or within such longer period as to which the Parties have agreed in writing), then any Party may seek resolution of the Dispute in accordance with the remaining provisions of this Section 7.14.

(B)    EXCEPT AS PROVIDED IN THIS SECTION 7.14 OR SECTION 7.13, ALL DISPUTES, CONTROVERSIES OR DIFFERENCES WHICH MAY ARISE BETWEEN THE PARTIES HERETO, OUT OF OR IN RELATION TO OR IN CONNECTION WITH THIS AGREEMENT, SHALL BE FINALLY SETTLED BY BINDING ARBITRATION IN THE COUNTY OF SUFFOLK AND COMMONWEALTH OF MASSACHUSETTS, USA, IN ACCORDANCE WITH THE COMMERCIAL ARBITRATION RULES OF THE AMERICAN ARBITRATION ASSOCIATION THEN IN EFFECT, BEFORE A PANEL OF THREE (3) ARBITRATORS, IN AS EXPEDITED A PROCESS FOR WHICH THE RULES MAY THEN PROVIDE. THE AWARD RENDERED BY THE ARBITRATOR(S) SHALL BE FINAL AND BINDING UPON THE PARTIES HERETO. IN THE EVENT OF ANY ARBITRATION PROCEEDINGS HEREUNDER, EACH PARTY AGREES TO BEAR ITS OWN REASONABLE FEES, COSTS AND EXPENSES IN CONNECTION WITH SUCH PROCEEDINGS.

(C)    Each Party irrevocably consents to the service of process for any arbitration proceeding by receipt of mailed copies thereof by national courier service or registered mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to Section 7.8 hereof. However, the foregoing shall not limit the right of a Party to effect such service of process on another Party by any other legally available method.

(D)    TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, AND EXCEPT AS PROVIDED IN THIS SECTION 7.14 OR SECTION 7.13, THE PARTIES HEREBY WAIVE, AND COVENANT THAT THEY WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE), ANY RIGHT TO TRIAL BY JURY OR LITIGATION. IN LIEU OF LITIGATION AND JURY TRIALS, EACH OF WHICH IS EXPRESSLY WAIVED, FOLLOWING DISPUTE RESOLUTION PROCESS AS PROVIDED IN SECTION 7.14(A) HEREOF, THE PARTIES HEREBY CONFIRM THEY HAVE EACH ELECTED TO USE ARBITRATION TO RESOLVE ANY AND ALL DISPUTES HEREUNDER, AS PROVIDED IN SECTION 7.14(B) HEREOF.

(E)    Any Dispute and any other dispute, claim or controversy between the Parties arising out of any Transaction Document shall be consolidated into a single arbitration. By agreeing to arbitration, the Parties do not intend to deprive any court of its jurisdiction to issue a pre-arbitral injunction, pre-arbitral attachment, or other order in aid of arbitration proceedings and the enforcement of any award. Without prejudice to such provisional remedies as may be available under the jurisdiction of a court, the arbitral tribunal shall have full authority to grant provisional remedies and to direct the Parties to request that any court modify or vacate any temporary or preliminary relief issued by such court, and to award damages for the failure of any Party to respect the arbitral tribunal’s orders to that effect. Judgment on any award rendered by the arbitrators shall be entered in a court of competent jurisdiction.

7.15    Construction.

(A)    The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

(B)    Any reference to any Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.

(C)    Any reference herein to dollars or “$” shall mean United States dollars. All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(D)    Unless the context requires otherwise (i) words of either gender or the neuter include the other gender and the neuter, (ii) words using the singular number also include the plural number and words using the plural number also include the singular number, (iii) the terms “hereof,” “herein,” “hereby” and derivative or similar words refer to this entire Agreement as a whole and not to any particular Article, Section or other subdivision, (iv) the terms “Article” or “Section” or other subdivision refer to the specified Article, Section or other subdivision of the body of this Agreement, (v) the word “include” shall be deemed to be followed by the phrase “but are not limited to,” the word “includes” shall be deemed to be followed by the phrase “but is not limited to,” and the word “including” shall be deemed to be followed by the phrase “but not limited to,” (vi) when a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated, (vii) the terms “third party” or “third parties” refers to Persons other than Buyer and Seller (and their respective Affiliates), (viii) “either” and “or” are not exclusive, (ix) “date hereof” refers to the date set forth in the initial caption of this Agreement, (x) “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if,” (xi) definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms, and (xii) references to a contract or agreement mean such contract or agreement as amended or otherwise modified from time to time.

(E)    Any reference to “the other Party” shall refer to (i) Buyer, in the case of either Parent or Seller and (ii) Parent and Seller, in the case of Buyer.

7.16    Incorporation of Exhibits and Schedules. The Exhibits, Schedules and Disclosure Schedule identified in this Agreement are incorporated herein by reference and made a part hereof.

7.17    Waiver of Conflicts Regarding Representation; Non-Assertion of Attorney-Client Privilege.

(A)    Effective as of the Closing, Buyer hereby waives and agrees not to assert, and Buyer agrees to cause SinglePlatform to waive and not to assert, any conflict of interest arising out of or relating to any representation after the Closing (any “Post-Closing Representation”) of Parent or Seller and any of their Affiliates or any director, manager, officer or employee of Parent or Seller, any of their Affiliates (any such Person, a “Designated Person”) in any matter involving this Agreement or any agreement, certificate, instrument or other document executed or delivered pursuant to this Agreement or any transaction contemplated hereby or thereby (including any litigation, arbitration, mediation or other proceeding and including any matter regarding the negotiation, execution, performance or enforceability hereof or thereof) by Wilmer Cutler Pickering Hale and Dorr LLP and any other legal counsel currently representing any Designated Person in connection with this Agreement or any agreement, certificate, instrument or other document executed or delivered pursuant to this Agreement or any transaction contemplated hereby or thereby (including the negotiation, execution or performance hereof or thereof) (the “Current Representation”).

(B)    Effective as of the Closing, Buyer hereby agrees not to control or assert, and Buyer agrees to cause SinglePlatform not to control or assert, any attorney-client privilege, work product protection or other similar privilege or protection applicable to any communication between any legal counsel and any Designated Person during the Current Representation (“Covered Communication”) in connection with any Post-Closing Representation, including in connection with a dispute with Buyer or any of its Affiliates (including, after the Closing, SinglePlatform), it being the intention of the Parties that all rights of any Person under or with respect to such attorney-client privilege, work product protection or other similar privilege or protection, including the right to waive, assert and otherwise control such attorney-client privilege, work product protection or other similar privilege or protection, shall be (and are hereby) transferred to or retained by (as applicable), and vested solely in, such Designated Person. No access following the Closing by Buyer or SinglePlatform to any Covered Communication shall waive or otherwise alter the rights of any Designated Person with respect to any Covered Communication and Buyer shall, and shall cause SinglePlatform and each of Buyer’s other Affiliates not to, use any Covered Communication or the contents of any Covered Communication in any dispute with any Designated Person in any matter involving this Agreement or any agreement, certificate, instrument or other document executed or delivered pursuant to this Agreement or any transaction contemplated hereby or thereby (including any litigation, arbitration, mediation or other proceeding and including any matter regarding the negotiation, execution, performance or enforceability hereof or thereof).

7.18    Fees and Expenses. Except as otherwise provided in this Agreement, each of the Parties shall bear its own fees and expenses (including legal and accounting fees and expenses) incurred in connection with this Agreement and the Transactions contemplated hereby.

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IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

BUYER

TRIPADVISOR LLC

By:	/s/ Seth J. Kalvert
Name:	Seth J. Kalvert
Title:	SVP and General Counsel

PARENT

ENDURANCE INTERNATIONAL GROUP HOLDINGS, INC.

By:	/s/ Marc Montagner
Name:	Marc Montagner
Title:	Chief Financial Officer

SELLER

CONSTANT CONTACT, INC.

By:	/s/ Marc Montagner
Name:	Marc Montagner
Title:	Chief Financial Officer

[Signature Page to Asset Purchase Agreement]